Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-135018

PROSPECTUS SUPPLEMENT NO. 19

DATED May 15, 2007

(To Prospectus Dated June 22, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

2,470,500 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 22, 2006, of Accentia Biopharmaceuticals, Inc. (the “Company”) as supplemented by Supplement No. 18 thereto dated April 19, 2007, Supplement No. 17 thereto dated March 28, 2007, Supplement No. 16 thereto dated March 2, 2007, Supplement No. 15 thereto dated February 14, 2007*, Supplement No. 14 thereto dated January 29, 2007, Supplement No. 13 thereto dated January 19, 2007, Supplement No. 12 thereto dated December 29, 2006, Supplement No. 11 thereto dated December 14, 2006, Supplement No. 10 thereto dated November 15, 2006, Supplement No. 9 thereto dated November 6, 2006, Supplement No. 8 thereto dated November 3, 2006, Supplement No. 7 thereto dated October 20, 2006, Supplement No. 6 thereto dated October 2, 2006, Supplement No. 5 thereto dated September 26, 2006, Supplement No. 4 thereto dated September 12, 2006, Supplement No. 3 thereto dated August 29, 2006, Supplement No. 2 thereto dated August 24, 2006 and Supplement No. 1 thereto dated July 19, 2006. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18 thereto. The Prospectus relates to the public sale, from time to time, of up to 2,470,500 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18.

This prospectus supplement includes the attached Form 8-K dated May 14, 2007 and Form 10-Q for period ended March 31, 2007 dated May 15, 2007 as filed by us with the Securities and Exchange Commission.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 22, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2007.

*The prospectus supplement dated February 14, 2007 was misnumbered and should have been prospectus supplement no. 15.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2007

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.01. Entry Into a Material Definitive Agreement.

On May 9, 2007, Accentia Biopharmaceuticals, Inc. (the “Company”) entered into a Second Amendment to its Option Agreement with Mayo Foundation for Medical Education and Research (“MAYO”) under which the Company’s exclusive option to elect to expand its license for the use of all antifungals for the treatment of chronic sinusitis (chronic rhinosinusitis), was extended for an additional one-year period through and including December 6, 2008. This Amendment becomes effective upon payment of the cash consideration as described hereinafter. As previously announced, the Company has the worldwide exclusive license to the prescription antifungal, amphotericin B, as well as the exclusive worldwide license to non-prescription over-the-counter products covered by MAYO’s patent. During this exclusive option period MAYO has agreed that it may not discuss licensing of this technology for use of any other compound with any other potential license partner worldwide. The Second Amendment to Option Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K.

In consideration of the Amendment to Option Agreement, the Company has agreed to pay to MAYO cash consideration of $125,000 within ten days of the date of the Second Amendment.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registration.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 7.01. Regulation FD Disclosure.

The following information is being furnished under Item 7.01 of Form 8-K: Press release, dated May 14, 2007, by Accentia Biopharmaceuticals, Inc. (the “Company”) announcing that the Company has received an extension of the exclusive option to license all antifungals for Chronic Sinusitis A copy of this press release is attached as Exhibit 99.1 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: May 14, 2007

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EXHIBIT INDEX

Exhibit Number	Description

10.1	Amendment to Option Agreement, dated May 9, 2007, between Accentia Biopharmaceuticals, Inc. and Mayo Foundation for Medical Education and Research

99.1	Press Release Dated May 14, 2007 titled “Accentia Biopharmaceuticals Makes Milestone Payment Based on Fast Tracked Pivotal Phase 3 Study with SinuNase for the Treatment of Chronic Sinusitis”

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SECOND AMENDMENT

This Second Amendment (“Second Amendment”) to Option Agreement between Mayo Foundation for Medical Education and Research (“Mayo”) and Accentia Biopharmaceuticals, Inc. (“Accentia”) dated December 6, 2005 (the “Option Agreement”) is entered into effective May 9, 2007 (“Effective Date”).

WHEREAS, Mayo and Accentia agreed to extend the original Term for the option through December 9, 2007;

WHEREAS, Mayo and Accentia now wish to extend the Option through December 6, 2008;

NOW THEREFORE, the parties agree as follows:

1.	Section 2.3 is amended to extend the Term to expire on December 6, 2008.

2.	Accentia shall pay Mayo one hundred twenty five thousand dollars ($125,000) due within ten (10) days from Effective Date in consideration of this extension of the Term.

3.	All other provisions of the Agreement shall remain in full force and effect.

MAYO FOUNDATION FOR MEDICAL EDUCATION AND RESEARCH:		ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Steven P. VanNurden	By:	/s/ Francis E. O’Donnell, Jr.
Name:	Steven P. VanNurden	Name:	Francis E. O’Donnell, Jr.

M.D.
Its:	Assistant Treasurer	By:	Chairman & CEO
Date:	May 11, 2007	Date:	May 10, 2007

Exhibit 99.1

Accentia Biopharmaceuticals Makes Milestone Payment Based on Fast Tracked Pivotal

Phase 3 Study with SinuNase for the Treatment of Chronic Sinusitis

European Patent Office Communicates Grant of Key Patent for European Union

Company Extends Control of the Exclusive Worldwide Rights to All Prescription Antifungals

TAMPA, Fla.—(BUSINESS WIRE)—May 14, 2007—Accentia Biopharmaceuticals Inc. (NASDAQ: ABPI; “Accentia”) has made a milestone payment to the Mayo Foundation for Medical Education and Research (“Mayo”) for the Fast Tracked Pivotal Phase 3 study of SinuNase™, a unique formulation of low-dose intranasal amphotericin B, which the Company is developing for the treatment of chronic sinusitis (CS). Accentia has a worldwide exclusive license to the use of intranasal amphotericin B to treat CS through the life of the patents. Accentia has also extended its exclusive option agreement with Mayo for any and all other prescription antifungals for CS until December 6, 2008. Accentia intends to provide an update on the SinuNase clinical trial on June 27, 2007.

The European Patent Office (EPO) has notified Mayo and Accentia that the key patent for the European Union covering the treatment of CS with intranasal antifungals is being granted. The patent claims cover the use of amphotericin B and other antifungals for the indication. This is the EPO counterpart to the U.S. patent previously issued to Mayo. The Company feels that the issuance of this key patent strengthens the commercial opportunity in the EU, which has an estimated 30 million patients with CS.

As previously announced, the Company has received Fast Track status from the Food and Drug Administration (FDA) for SinuNase, and it is conducting a randomized, double-blind, placebo-controlled Phase 3 clinical trial with severe CS patients at more than 50 sites across the U.S. To the knowledge of the Company, this is the first and only Phase 3 clinical trial for CS and the only intranasal antifungal that has been submitted to the FDA as an Investigative New Drug (IND). The initial study population is with patients that have severe CS who have undergone sinus surgery, but who are struggling with recurrent CS. The Company expects the results to demonstrate not only the safety and efficacy of using intranasal amphotericin B, but to substantiate the fungal-induced etiology of CS that was proposed initially by investigators at Mayo. Until the research at Mayo, the etiology and treatment of CS had confounded clinician investigators.

Despite the fact that there are an estimated 31 million affected U.S. patients, and that CS is by far the most common chronic respiratory disease with a commercial market approximately twice the size of asthma, there is currently no approved prescription pharmaceutical available. If approved, SinuNase will be the first therapy available to treat sufferers of CS.

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CRSFungal Profile™: The First Laboratory Diagnostic Available for Chronic Sinusitis

Accentia has also announced the commercialization of CRSFungal Profile, the first laboratory diagnostic available for the confirmation of CS. Using CRSFungal Profile, it was found that in nasal mucus samples from over 2,000 non-selected patients, 70% tested positive for CS due to fungal-induced inflammation. Investigators at Mayo discovered that a ubiquitous, normally innocuous mold, Alternaria, colonizes in the mucus of the nose and sinus of virtually everybody. However, it was found that in patients with CS, this non-invasive mold elicits an eosinophilic inflammatory response characterized by the release of eosinophil major basic protein (eMBP) in the mucus, which then damages the mucosal epithelial lining of the nose and sinuses, leading to the inflammatory mucosal changes characteristic of CS. The CRSFungal Profile diagnostic uses a small sample of mucus from the patient’s nose and tests for eMBP, which is uniquely detectable in the mucus of patients with CS.

The Company believes that upon approval of SinuNase the CRSFungal Profile would assist doctors in identifying appropriate candidates for treatment.

To obtain the CRSFungal Profile sample collection kit or receive additional information, Accentia and IMMCO have the following toll free numbers available: Accentia 888-423-1046 or IMMCO 800-537-8378.

Patients who believe they may be eligible to participate in a clinical trial with SinuNase are encouraged to visit www.accentia.net/patients/trials_sinunase.php, or call 212-686-4100.

About Accentia Biopharmaceuticals, Inc.

Accentia Biopharmaceuticals, Inc. and its subsidiaries (collectively referred to as the “Company” or “Accentia”) is a vertically integrated biopharmaceutical company focused on the development and commercialization of drug candidates that are in late-stage clinical development and typically are based on active pharmaceutical ingredients that have been previously approved by the FDA for other indications. Usually these drug candidates can access the accelerated 505(b)(2) regulatory approval pathway, which is generally less time-consuming and less expensive than the typical 505(b)(1) pathway that must be used for new chemical entities. The Company’s lead product candidate is SinuNase™ , a novel application and formulation of a known therapeutic to treat chronic rhinosinusitis. SinuNase has been granted Fast Track status by the FDA and it is currently in a pivotal Phase 3 clinical trial. During this fiscal year, the Company also plans to file an Investigative New Drug (IND) for a pivotal Phase 3 clinical trial of Revimmune, to treat numerous autoimmune diseases with an initial indication targeting refractory relapsing-remitting Multiple Sclerosis. Revimmune is based on pulsed, ultra-high dosing of a well-known chemotherapeutic agent under a risk management program. Additionally, through an investment strategy, the Company has acquired the majority ownership interest in Biovest International, Inc. (“Biovest”), (BVTI.OB) and a royalty interest in Biovest’s lead drug candidate, BiovaxID™ and any other biologic products developed by Biovest. Biovest is currently conducting a pivotal Phase 3 clinical trial for BiovaxID which is a patient-specific anti-cancer vaccine focusing on the treatment of follicular non-Hodgkin’s lymphoma. BiovaxID has been granted Fast Track status by the FDA. In addition to these product candidates, the Company has a specialty pharmaceutical business which markets products focused on respiratory disease and an analytical consulting business that serves customers in the biopharmaceutical industry.

2 of 3

Forward-Looking Statements

Statements in this release that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, statements about Revimmune(TM) SinuNase(TM), BiovaxID(TM), AutovaxID(TM), CRSFungal Profile(TM) and any other statements relating to products, product candidates, product development programs the FDA or clinical study process including the commencement, process or completion of clinical trials or the regulatory process. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results of Accentia to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval for product candidates; competition from other pharmaceutical or biotechnology companies; and the additional risks discussed in filings with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and Accentia undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof.

CONTACT:

Accentia Biopharmaceuticals, Inc., Tampa, FL

Susan Bonitz, PhD

813-864-2554 - Extension: 277

sbonitz@accentia.net

or

The Investor Relations Group, New York

Investors:

Adam S. Holdsworth

212-825-3210

aholdsworth@investorrelationsgroup.com

or

Media:

Janet Vasquez or Lynn Granito

212-825-3210

jvasqyez@investorrelationsgroup.com

lgranito@investorrelationsgroup.com

SOURCE: Accentia Biopharmaceuticals, Inc.

3 of 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51383

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Florida	04-3639490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350 Tampa, Florida	33606
(Address of principal executive offices)	(Zip Code)

(813) 864-2554

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

As of March 31, 2007, there were 33,597,681 shares of the registrant’s Common Stock outstanding.

Forward-Looking Statements

Statements in this quarterly report on Form 10-Q that are not strictly historical in nature are forward-looking statements. These statements may include, but are not limited to, statements about: the timing of the commencement, enrollment, and completion of our clinical trials for our product candidates; the progress or success of our product development programs; the status of regulatory approvals for our product candidates; the timing of product launches; our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and our estimates for future performance, anticipated operating losses, future revenues, capital requirements, and our needs for additional financing. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” “goal,” and similar expressions intended to identify forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. The underlying information and expectations are likely to change over time. Actual events or results may differ materially from those projected in the forward-looking statements due to various factors, including, but not limited to, those set forth under the caption “Risk Factors” in “ITEM 1. BUSINESS” of our Form 10-K for the fiscal year ended September 30, 2006 and those set forth in our other filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDEX

ACCENTIA BIOPHARMACEUTICALS, INC.

ACCENTIA BIOPHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2007 (Unaudited)	September 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$15,718,236	$15,391,799
Cash, restricted, net of non-current portion	1,612,943	7,550,817
Accounts receivable:
Trade, net of allowance for doubtful accounts of $396,488 at March 31, 2007 and $366,309 at September 30, 2006	2,913,341	2,719,280
Stockholder	—	170,510
Inventories	1,793,807	1,500,185
Inventory deposits	877,149	997,149
Unbilled receivables	1,534,221	1,087,159
Prepaid expenses and other current assets	1,320,485	700,490

Total current assets	25,770,182	30,117,389

Cash, restricted	826,974	2,328,584
Goodwill	1,193,437	1,193,437
Other intangible assets:
Product rights	16,662,699	19,914,707
Non-compete agreements	2,104,000	2,104,000
Trademarks	1,634,959	1,634,659
Purchased customer relationships	1,268,950	1,268,950
Other intangible assets	656,609	648,288
Accumulated amortization	(5,572,766)	(7,783,227)

Total other intangible assets	16,754,451	17,787,377

Furniture, equipment and leasehold improvements, net	1,375,438	1,535,978
Deferred finance costs	5,674,081	4,109,028
Other assets	72,903	64,449

	$51,667,466	$57,136,242

(Continued)

ACCENTIA BIOPHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(CONTINUED)

	March 31, 2007 (Unaudited)	September 30, 2006
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$11,342,084	$5,652,152
Lines of credit:
Related party	1,060,497	1,060,497
Other	8,992,980	13,925,473
Notes Payable	1,756,480	—
Accounts payable (including related party of $2,597,352 and $688,135 at March 31, 2007 and September 30, 2006, respectively)	8,960,637	8,016,559
Accrued expenses	6,852,294	10,160,946
Unearned revenues	1,004,383	1,395,098
Dividends payable	479,452	479,452
Customer deposits	1,005,156	1,025,404
Deposits, related party	3,000,000	3,000,000
Derivative liabilities	26,350,442	5,870,088

Total current liabilities	70,804,405	50,585,669

Long-term debt, net of current maturities	31,358,449	27,021,205
Other liabilities, related party	2,338,587	2,370,200

Total liabilities	104,501,441	79,977,074

Non-controlling interest in variable interest entities (Note 10)	5,659,864	3,600,000

Commitments and contingencies (Note 15)	—	—

Stockholders’ deficit:
Common Stock, $0.001 par value; 300,000,000 shares authorized; 33,597,681 and 31,716,279 shares issued and outstanding at March 31, 2007 and September 30, 2006, respectively.	33,598	31,716
Additional paid-in capital	141,729,249	135,102,051
Accumulated deficit	(200,256,686)	(161,574,599)

Total stockholders’ deficit	(58,493,839)	(26,440,832)

	$51,667,466	$57,136,242

See notes to consolidated financial statements

ACCENTIA BIOPHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
Net Sales:
Products	$1,565,866	$3,559,402	$4,501,882	$5,706,080
Services	2,991,918	3,030,596	5,937,645	6,074,058
Related party products	—	463,928	—	2,091,753

Total net sales	4,557,784	7,053,926	10,439,527	13,871,891

Cost of sales:
Products	569,281	1,460,562	1,404,021	2,389,123
Services	842,893	1,190,053	1,633,445	2,137,265

Total cost of sales (exclusive of amortization of acquired product rights)	1,412,174	2,650,615	3,037,466	4,526,388

Gross margin	3,145,610	4,403,311	7,402,061	9,345,503

Operating expenses:
Research and development	4,124,935	2,964,234	8,604,600	6,030,124
Research and development, related party	1,423,976	—	1,423,976	93,982
Sales and marketing	2,258,632	3,598,754	4,436,086	6,858,701
General and administrative	6,503,256	6,721,260	13,206,808	12,086,982
Royalties	—	255,370	—	819,762

Total operating expenses	14,310,799	13,539,618	27,671,470	25,889,551

Operating loss	(11,165,189)	(9,136,307)	(20,269,409)	(16,544,048)
Other income (expense):
Interest expense	(2,685,265)	(905,064)	(5,896,452)	(1,520,282)
Interest expense, net, related party	(11,268)	(329,334)	(22,785)	(720,097)
Changes in fair value of convertible debentures	1,071,222	—	(6,946,545)	—
Loss on sale of assets	—	—	(1,181,325)	—
Derivative gain (loss) (Note 5)	8,826,668	(3,480,442)	8,176,737	2,883,035
Convertible debenture inducement loss (Note 8)	(4,547,503)	—	(4,547,503)	—
Absorption of prior gains against minority interest	7,500	—	276,901	1,689,800
Loss on financing transaction (Note 14)	—	—	(8,780,712)	—
Other income (expense)	(15,528)	53,614	30,717	97,033

Loss before non-controlling interest in losses from variable interest entities and income taxes	(8,519,363)	(13,797,533)	(39,160,376)	(14,114,559)
Non-controlling interest in losses from variable interest entities	478,289	—	478,289	—

Income taxes	—	—	—	—

Net loss	(8,041,074)	(13,797,533)	(38,682,087)	(14,114,559)
Preferred stock dividends, other	—	—	—	(40,739)

Loss attributable to common stockholders	$(8,041,074)	$(13,797,533)	$(38,682,087)	$(14,155,298)

Weighted average shares outstanding, basic and diluted	32,815,821	29,124,526	32,262,128	24,863,557

Per share amounts, basic and diluted:
Loss attributable to common stockholders per common share	$(0.25)	$(0.47)	$(1.20)	$(0.57)

See notes to consolidated financial statements

ACCENTIA BIOPHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED MARCH 31, 2007

(unaudited)

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balances, September 30, 2006	31,716,279	$31,716	$135,102,051	$(161,574,599)	$(26,440,832)
Exercise of stock options	747,332	748	976,861	—	977,609
Stock-based compensation	—	—	2,180,006	—	2,180,006
Stock options issued for accrued bonus payable	—	—	1,241,633	—	1,241,633
Conversion of debentures to common stock	958,073	958	2,772,668	—	2,773,626
Reclassification of financial instruments from equity to derivative liabilities	—	—	(3,185,685)	—	(3,185,685)
Issuance of warrants for financing cost	—	—	2,030,304	—	2,030,304
Issuance of common stock for accrued interest	175,997	176	611,411	—	611,587
Net loss for the period	—	—	—	(38,682,087)	(38,682,087)

Balances, March 31, 2007	33,597,681	$33,598	$141,729,249	$(200,256,686)	$(58,493,839)

See Notes to Consolidated Financial Statements

ACCENTIA BIOPHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ending March 31,
	2007	2006
Cash flows from operating activities:
Net loss	$(38,682,087)	$(14,114,559)
Adjustments to reconcile net loss to net cash flows from operating activities:
Loss on sale of assets	1,181,325	113,186
Loss on financing transaction	8,780,712	—
Convertible debenture inducement loss	4,547,503	—
Change in fair market value adjustment of convertible debentures	6,946,545	—
Depreciation	278,980	350,976
Amortization	474,779	1,160,807
Stock-based compensation	2,180,006	850,963
Accretion of debt discounts	1,317,269	761,242
Accretion of capitalized finance costs	1,090,142	—
Derivative gain	(8,176,737)	(2,883,035)
Issuance of common stock warrants for expensed finance costs	2,030,304	82,741
Non-cash absorption of prior losses against minority interest	—	(1,689,800)
Non-controlling interest in loss of variable interest entities	(478,289)
Other non-cash charges	(6,998)	(63,560)
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(23,551)	614,936
Inventories	(1,474,938)	(310,242)
Inventory deposits	120,000	84,940
Unbilled receivables	(447,062)	(484,962)
Prepaid expenses and other current assets	(584,891)	(333,855)
Other assets	(8,454)	99,295
Accounts payable	1,018,810	(193,790)
Accrued expenses	(1,572,121)	3,090,112
Unearned revenues	(390,715)	415,707
Customer deposits	(20,248)	(156,195)

Net cash flows from operating activities	(21,899,716)	(12,605,093)

Cash flows from investing activities:
Proceeds from sale of assets	4,811,143	14,803
Proceeds from financing carried in restricted cash	2,365,114	—
Acquisition of furniture, equipment, and leasehold improvements	(111,444)	(385,805)
Cash paid for acquisition of product rights and other intangibles	(4,250,300)	(1,268,431)

Net cash flows from investing activities	2,814,513	(1,639,433)

Cash flows from financing activities:
Deferred offering costs	—	818,073
Payments on notes payable and long-term debt	(4,524,980)	(7,592,115)
Proceeds from issuance of common stock	—	14,741,362
Proceeds from the exercise of stock options	977,609	26,721
Proceeds from non-controlling investment in variable interest equity	2,400,000	—
Due from related party	(31,613)	(12,093)
Proceeds from notes payable	1,756,480	—
Proceeds from convertible debentures	18,800,001	—
Proceeds from line of credit, net	34,143	4,243,922

Net cash flows from financing activities	19,411,640	12,225,870

Net change in cash and cash equivalents	326,437	(2,018,656)

Cash and cash equivalents at beginning of period	15,391,799	2,763,452

Cash and cash equivalents at end of period	$15,718,236	$744,796

Supplemental cash flow information:
Cash paid for:
Interest	$1,371,574	$1,127,687

Supplemental disclosure of non-cash financing activity:
Stock options issued for accrued bonus payable	$1,241,633	—
Conversion of convertible debentures to common stock	$2,773,626	—
Common stock issued for accrued interest payable	$611,587	—
Reclassification of equity to derivative liability	$3,185,685	—

See Notes to Consolidated Financial Statements

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

1. Description of the company

Accentia Biopharmaceuticals, Inc. and its subsidiaries (collectively referred to as the “Company” or “Accentia”) is a vertically integrated biopharmaceutical company focused on the development and commercialization of drug candidates that are in late-stage clinical development and typically are based on active pharmaceutical ingredients that have been previously approved by the FDA for other indications. Usually these drug candidates can access the accelerated 505(b)(2) regulatory approval pathway which is generally less time-consuming and less expensive than the typical 505(b)(1) pathway that must be used for new chemical entities. The Company’s lead product candidate, is SinuNase™ , a novel application and formulation of a known therapeutic to treat chronic rhinosinusitis. SinuNase has been granted Fast Track status by the FDA and it is currently in a pivotal Phase 3 clinical trial. During this fiscal year, the Company also plans to file an IND for a pivotal Phase 3 clinical trial of Revimmune, to treat numerous autoimmune diseases with an initial indication targeting refractory relapsing-remitting Multiple Sclerosis. Revimmune is based on pulsed, ultra-high dosing of a well known chemotherapeutic agent under a risk management program. Additionally, through an investment strategy, the Company has acquired the majority ownership interest in Biovest International Inc. and Subsidiaries (“Biovest”), (BVTI.OB) and a royalty interest in Biovest’s lead drug candidate, BiovaxID™ and any other biologic products developed by Biovest. Biovest is currently conducting a pivotal Phase 3 clinical trial for BiovaxID which is a patient-specific anti-cancer vaccine focusing on the treatment of follicular non-Hodgkin’s lymphoma. BiovaxID has been granted Fast Track status by the FDA. In addition to these product candidates, the Company has a specialty pharmaceutical business which markets products focused on respiratory disease and an analytical consulting business that serves customers in the biopharmaceutical industry.

2. Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been derived from unaudited interim financial information prepared in accordance with the rules and regulations of the Securities and Exchange Commission for quarterly financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulation, although the Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated financial statements of the Company, in the opinion of management, include all normal and recurring adjustments necessary for a fair presentation of results as of the dates for the periods covered by the consolidated financial statements.

Operating results for the three and six months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire fiscal year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

Consolidation policy

The Company consolidates all entities controlled by ownership of a majority voting interest and, effective February 27, 2007, has consolidated a variable interest entity of which the Company is the primary beneficiary. The consolidated financial statements include Accentia Biopharmaceuticals, Inc. and its wholly-owned subsidiaries, Analytica International, Inc. (“Analytica”), TEAMM Pharmaceuticals, Inc. d/b/a Accentia Pharmaceuticals (“Accentia Pharmaceuticals”), Accent RX, Inc. (“AccentRx”), and Accentia Specialty Pharmacy (“ASP”); its majority-owned subsidiary, Biovest International, Inc., and Subsidiaries, and Revimmune LLC (“Revimmune”), an entity in which the Company has a controlling financial interest and has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Loss per common share

The Company had net losses for all periods presented in which potential common shares were in existence. Diluted loss per share assumes conversion of all potentially dilutive outstanding common stock options, warrants, and other convertible instruments. Potential common shares outstanding are excluded from the calculation of diluted loss per share if their effect is anti-dilutive. As such, dilutive loss per share is the same as basic loss per share for all periods presented as the effect of all options, warrants, and other convertible instruments outstanding are anti-dilutive.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

The following table sets forth the calculations of basic and diluted loss per share:

	For the Three Months Ended		For the Six Months Ended
	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006
Numerator:
Net loss applicable to common stockholders	$(8,041,074)	$(13,797,533)	$(38,682,087)	$(14,155,298)

Denominator:
For basic loss per share—weighted average shares	32,815,821	29,124,526	32,262,128	24,863,557
Effect of dilutive securities	—	—	—	—

Weighted average shares for dilutive loss per share	32,815,821	29,124,526	32,262,128	24,863,557

Net loss per share applicable to common stockholders, basic and dilutive	$(0.25)	$(0.47)	$(1.20)	$(0.57)

The effect of common stock equivalents are not considered in the calculation of diluted loss per share because their effect would be anti-dilutive. Common stock equivalents are as follows as of:

	March 31, 2007	September 30, 2006
Options and warrants to purchase common stock	14,459,955	8,302,147
Convertible debentures	16,256,158	11,263,867

Financial instruments

Financial instruments, as defined in Financial Accounting Standard No.107 Disclosures about Fair Value of Financial Instruments (FAS 107), consist of cash, evidence of ownership in an entity and contracts that both (i)impose on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (ii)conveys to that second entity a contractual right (a)to receive cash or another financial instrument from the first entity or (b)to exchange other financial instruments on potentially favorable terms with the first entity. Accordingly, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, lines of credit, notes payable, long-term debt, derivative financial instruments, and convertible debentures.

The Company carries cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and lines of credit at historical costs; their respective estimated fair values approximate carrying values due to their current nature. The Company also carries notes payable and certain convertible debt, included in long-term debt, at historical cost; however, fair values of these debt instruments are estimated for disclosure purposes based upon the present value of the estimated cash flows at market interest rates applicable to similar instruments. The Company carries certain convertible debentures at fair value pursuant to Financial Accounting Standard No.155 Accounting for Certain Hybrid Financial Instruments (FAS 155) and certain convertible debentures at face value net of discounts for detachable warrants and other derivative instruments associated with their issuance. FAS 155 permits fair value re-measurement for hybrid financial instruments with embedded derivatives that otherwise would require bifurcation provided that the whole instrument is accounted for on a fair value basis.

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, the Company and its consolidated subsidiaries have entered into certain other financial instruments and contracts, such as debt financing arrangements and freestanding warrants with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. Except as provided in FAS 155, these instruments are required to be carried as derivative liabilities, at fair value, in the Company’s consolidated financial statements. In instances, where the Company elects not to bifurcate embedded derivative features, the entire hybrid instrument is carried at fair value in the consolidated financial statements.

The Company estimates fair values of derivative financial instruments using various techniques (and combinations thereof) that are considered to be consistent with the objective measuring fair values. In selecting the appropriate technique(s), management considers, among other factors, the nature of the instrument, the market risks that it embodies and the expected means of settlement. For less

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

complex derivative instruments, such as free-standing warrants, the Company generally uses the Black-Scholes-Merton option valuation technique because it embodies all of the requisite assumptions (including trading volatility, estimated terms and risk free rates) necessary to fair value these instruments. For complex derivative instruments, such as embedded conversion options, the Company generally uses the Flexible Monte Carlo valuation technique because it embodies all of the requisite assumptions (including credit risk, interest-rate risk and exercise/conversion behaviors) that are necessary to fair value these more complex instruments. For forward contracts that contingently require net-cash settlement as the principal means of settlement, management projects and discounts future cash flows applying probability-weightage to multiple possible outcomes. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the Company’s trading market price which has high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, the Company’s income will reflect the volatility in these estimate and assumption changes.

Reclassification

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation.

Recent accounting pronouncements

In September, 2006 the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the process of quantifying financial statement misstatements, advising companies to use both a balance sheet (“iron curtain”) and an income statement (“rollover”) approach when quantifying and evaluating the materiality of a misstatement. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the reporting period. The rollover approach quantifies a misstatement based on the amount of the error originating in the current period income statement, including the reversing effect of prior year misstatements. The use of this method can lead to the accumulation of misstatements in the balance sheet. Under the guidance of SAB 108, companies will be required to adjust their financial statements if either the iron curtain or rollover approach results in the quantification of a material misstatement. Previously filed reports would not be amended, but would be corrected the next time the company files prior year financial statements. Companies are allowed to record a one-time cumulative effect adjustment to correct errors in prior years that previously had been considered immaterial based on their previous approach. SAB 108 is effective for the Company upon issuance of its Fiscal 2007 annual financial statements. However, early application of SAB 108 is permitted for interim periods prior to the issuance of the annual financial statements. The Company is currently evaluating the effect of SAB 108 on its financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the effect, if any, adoption of FAS 159, on the Company’s financial position and results of operations.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

3. Liquidity and management’s plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements, the Company incurred net losses of $38.7 million and used cash from operations of $21.9 million during the six months ended March 31, 2007, and has a working capital deficit of $45.0 million at March 31, 2007. Net losses and cash flow used in operations for Biovest, whose results are consolidated with the Company, were $29.4 million and $6.8 million, respectively, during the same six month period.

At March 31, 2007 the Company on a consolidated basis had $18.1 million in cash, cash equivalents and non-current restricted cash, of which $2.0 million was cash and cash equivalents held by Biovest. Absent funding Biovest’s projected operating deficits, the Company projects it has sufficient cash and available lines of credit to finance expected cash outflows through the remainder of the fiscal year, including cash outflows required to fund the expense of its current SinuNase Phase 3 clinical trial for which patient enrollment is expected to be complete during the current quarter. As the Company progresses with its SinuNase trial, it may seek strategic business or investment relationships to provide for a source of future funding. In the short term, the Company is seeking to restructure certain existing indebtedness in order to increase borrowing capacity and reduce near term principal amortization and is also seeking additional financing through corporate collaborations or licensing transactions. The Company cannot be certain that additional funding will be available on acceptable terms, or at all.

At March 31, 2007, Biovest had $2.0 million in cash on hand of which $1.4 was set aside to help pay anticipated start-up expenses associated with Biovest’s new AutovaxID facility. Biovest will need to raise significant additional funding in the very near term to finance its operations. Under certain existing agreements, the Company is prohibited from making further loans to or investment in Biovest, so Biovest must obtain such funding from external sources. In this regard, Biovest is currently seeking short term private debt financing while also seeking longer term debt or equity financing. Biovest has given no assurances to the Company that it will be able to obtain the necessary funding. If adequate funds are not available, Biovest will be required to delay, reduce the scope of, or eliminate one or more of its research and development programs and may consider the sale of non-vaccine related assets.

4. Inventories

Inventories consist of the following:

	March 31, 2007	September 30, 2006
Pharmaceutical products held for sale	$1,314,553	$1,266,732
Finished goods, other, net of $0.3 million (2007) and $0.4 million (2006) allowance for obsolescence	72,401	34,253
Work-in-process	265,501	102,228
Raw materials	141,352	96,972

	1,793,807	1,500,185

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

5. Derivative liabilities

The following tabular presentation reflects the components of derivative financial instruments in the accompanying consolidated balance sheets at:

	March 31, 2007 (unaudited)	September 30, 2006
Embedded derivative instruments, bifurcated	$4,936,328	$—
Freestanding derivative (warrants issued in connection with convertible debentures and term note payable)	20,988,219	5,633,719
Default and investment put, Biovest	425,895	236,369

	$26,350,442	$5,870,088

The following tabular presentation reflects the number of common shares into which the aforementioned derivatives are indexed as of:

	March 31, 2007 (unaudited)	September 30, 2006
Accentia Common shares indexed:
Freestanding and embedded derivative	13,184,693	3,681,656

	13,184,693	3,681,656

Biovest Common shares indexed:
Freestanding derivative (warrants to purchase Biovest shares issued to Laurus Funds, LTD. by Accentia)	10,000,000	—

Derivative income (expense) in the accompanying statements of operations is related to the individual derivatives as follows:

	Three Months Ending March 31,
	2007 (unaudited)	2006
Embedded derivative instruments	$1,441,448	$(2,848,552)
Freestanding derivatives (warrants issued in connection with convertible debentures and term note payable)	7,458,518	(631,890)
Default and investment put, Biovest	(73,298)	—

	$8,826,668	$(3,480,442)

	Six Months Ending March 31,
	2007 (unaudited)	2006
Embedded derivative instruments	$1,441,448	$2,722,853
Freestanding derivatives (warrants issued in connection with convertible debentures and term note payable)	6,794,395	160,182
Default and investment put, Biovest	(59,106)	—

	$8,176,737	$2,883,035

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

6. Lines of credit

Lines of credit consist of the following as of:

	March 31, 2007 (unaudited)	September 30, 2006
Related Party:
Bridge note related party, interest at 4.25%, unsecured, matures August 2007 (a)(b)	$1,060,497	$1,060,497
Other:
Secured revolving note, $2.5 million is convertible, due to Laurus Master Fund, Ltd., interest at prime plus 2% (10.25% at March 31, 2007); matures April 2008; principal and accrued interest convertible at fixed conversion price of $6.80 per share (See Note 8)	4,992,980	9,925,473
Revolving credit agreement, interest at prime rate (8.25% at March 31, 2007); matures January 2008; secured by Company’s accounts receivable and guarantee of majority stockholder	4,000,000	4,000,000

	$10,053,477	$14,985,970

(a)	This note was amended to provide up to $4.0 million in available borrowings from Hopkins II, an entity owned by a majority stockholder (b). The Company may prepay the bridge loan at any time without penalty or premium. However, on the date on which the bridge loan becomes due or on which the Company desires to prepay the loan, the Company must not be in default under its credit facility with Laurus Master Fund, Ltd., and the remaining balance under the Laurus credit facility at such time must be $2.5 million or less. If both of these conditions are not satisfied, then the bridge loan will not become due and cannot be paid until the first day on which both of these conditions are satisfied. The Company has the unconditional right to borrow up to $4.0 million in the aggregate upon ten days’ prior written notice to Hopkins II. The Company’s right to borrow any amounts in excess of $4.0 million is conditioned upon the Company either being in default under its credit facility with Laurus or having less than $5.0 million cash on hand at the time of the advance. As of March 31, 2007, $1.1 million is outstanding under this bridge loan after conversion of $3.2 million in principal and interest payments into common stock in May 2006, leaving potentially available borrowing capacity of $2.9 million.
(b)	Dr. Francis E. O’Donnell, the Company’s Chief Executive Officer and Chairman, is the sole manager of Hopkins II, and several irrevocable trusts established by Dr. O’Donnell collectively constitute the largest equity owners of Hopkins II.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

7. Notes Payable

Notes payable consists of the Pulaski Bank and Trust Company of St. Louis, MO (“Pulaski”) notes payable from Biovest of $1,756,480 (the “Notes”) of which $1,750,000 is guaranteed by the shareholders, officers, directors and shareholders of Accentia, and Biovest. The notes bear interest at prime rate less 0.5%. On May 3, 2007, Biovest entered into a renewal of the Note extending the maturity date to May 21, 2007. In conjunction with the issuance of these notes payable the Company issued to the guarantors warrants to purchase an aggregate total of approximately 1,800,000 shares of the Company’s common stock, par value $.01 per share, at an exercise price of $1.10 per share (the “Warrants”). The Warrants will expire in 2012. Under the terms of the Warrants, the guarantors shall have piggy-back registration rights for the shares underlying the Warrants. The Company agreed to indemnify and hold harmless each guarantor should their guarantees be called by the lender to compensate each affected guarantor by issuance of restricted common stock equal to 700% of the amount of their guarantee.

8. Long-term debt

Long-term debt consists of the following as of:

	March 31, 2007 (unaudited)	September 30 2006
Convertible debentures – September 2006, at fair value, face value $25,000,000, interest at 8%, matures September 2010	$24,873,516	$21,727,869
Convertible debentures – February 2007, face value $24,940,000, interest at 8%, matures February 2011	9,944,136	—
Convertible amortizing term note, due to Laurus Master Fund, LTD., interest payable monthly at prime rate plus 4% or 12.25%, due April 2008 (a)(c)	5,042,722	6,166,670
Convertible notes payable, Biovest 2000 bridge financing, interest at 10%, due in 2007(b)	46,818	114,499
Convertible amortizing term note (owed by Biovest), due to Laurus Master Fund, Ltd., interest payable monthly at the greater of prime rate plus 2% or 10.25%, due March 2009 (c)	2,271,385	2,354,128
Term note, Pulaski Bank and Trust Company, interest payable monthly at 7.75 (d)	—	2,000,000
Note payable, employee settlement	40,958	119,950
Other	120,628	104,263
Long term accrued interest	360,370	85,978

	42,700,533	32,673,357
Less current maturities	(11,342,084)	(5,652,152)

	$31,358,449	$27,021,205

Footnotes to long-term debt:

(a)	Note is convertible into shares of common stock at $6.80 per share, exercisable through April 2008.
(b)	Notes are convertible into shares of Biovest common stock at $1.00 per share and include warrants to purchase 50,000 shares of Biovest common stock at an exercise price of $1.25 per share, exercisable through September 2007.
(c)	Convertible term note of $7,500,000 is due by Biovest to Laurus Master Fund, Ltd., and is a direct loan to Biovest, of which Accentia has guaranteed 65% if the note. Discounts on long-term debt include the value of warrants issued in conjunction with long-term debt and are accreted over the life of the related debt. The debt provides for monthly payment provisions, a variable interest feature that includes a cap of 9.0% and a default put at 130% of face value for certain contingent events, including service defaults and changes in control, for the amortizing portion of the arrangement; these features are not present for unreleased, non-amortizing balances. In May 2006, upon release of funds underlying the first tranche, the Company reclassified an amount of $306,750 which represents the estimated fair value of the default put liabilities to derivative liabilities. In December 2006, upon release of funds under the second tranche, the Company reclassified $122,700 to derivative liabilities. The default liability is initially and subsequently carried at fair value with changes recorded in income. Accordingly, $425,895 and $236,369 are recorded as a derivative liability in the accompanying balances sheet on March 31, 2007 and September 30, 2006, respectively.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

8. Long-term debt (continued)

Pursuant to the original terms of this secured promissory note, Biovest was required to make certain principal and interest payments commencing in calendar 2007. Biovest did not commence making such payments when originally due and reached an understanding that such payments would not commence while Biovest sought additional financing. This understanding was formalized into a letter agreement dated March 21, 2007 (the “Letter Agreement”). Biovest closed a short-term borrowing of $750,000 from Pulaski Bank and this Letter Agreement became effective on April 17, 2007. In addition to formalizing and continuing Laurus’ forbearance, the Letter Agreement rescheduled future payments due from the Company to Laurus under the Note. Under the Letter Agreement past due and ongoing principal payments on the Note are deferred until August 1, 2007, when adjusted monthly principal payments of $0.3 million per month will commence. As consideration for the forbearance Biovest granted to Laurus a non-cancelable royalty equal to three percent 3% of world-wide net sales of AutovaxID instruments for a period of five years commencing on the earlier of May 31, 2007 or the completion of a long term financing by Biovest. Under the terms of the royalty agreement Biovest’s royalty payments to Laurus are required to aggregate a minimum of $8.0 million with $0.5 million of the minimum royalty being payable on December 31, 2007 and the balance (if any), less actual royalties paid, being due at the end of the five year royalty term. In addition, upon satisfaction of certain conditions of the Letter Agreement, Laurus consented to Biovest seeking and, if available, entering into bridge loans in an aggregate amount of up to $7.0 million.

(d)	Upon issuance of the Note, $50,000 of the principal amount was disbursed at the closing to Pulaski to cover closing fees relating to the loan transaction. The Note was repaid in December 2006. Biovest issued to Pulaski a warrant to purchase up to 66,667 shares of Biovest’s Common Stock, par value $0.01 per share, at an exercise price of $1.10 per share. The warrant will expire on September 5, 2011. The warrant provides Pulaski with piggy-back registration rights for the shares underlying the warrant.

Convertible debentures – September 2006

The September 2006 Private Placement of $25.0 million in principal amount of 8% Secured Convertible Debentures, issued September 2006, and mature September 29, 2010 (the “September 2006 Debentures”), resulting in gross proceeds of $23.5 million after placement agent fees of $1.5 million but before other expenses associated with the transaction. A total of $7.3 million of proceeds was placed into an escrow account for payment to Laurus for certain amounts due under the Company’s credit facility with Laurus. As of March 31, 2007, escrow balances of $5.0 million have been released and paid to Laurus. The September 2006 Debentures are convertible immediately, at the option of the holder, into shares of the Company’s common stock at $2.60 per share, subject to adjustment for stock splits, stock dividends, and the like. Interest is payable quarterly in arrears in cash, or, at the Company’s option, in shares of Company common stock. The September 2006 Debentures will bear default interest at a rate of 18% per annum. The increase from September 30, 2006 was due to an adjustment to fair market value at March 31, 2007.

Beginning October 1, 2007, and on the 1st of each month thereafter, the Company may elect to redeem 1/37th of the face value of the September 2006 Debentures in cash or, at the Company’s election, with shares of Company common stock, shares of BVTI common stock held by the Company, or a combination thereof.

As a part of the September 2006 Private Placement, the Company issued Warrants to the purchasers of the September 2006 Debentures giving them the right to purchase up to an aggregate of 3,136,201 shares of the Company’s common stock at an exercise price of $2.75 per share, provided that such Warrants may be alternatively exercised for shares of BVTI common stock held by the Company at an exercise price of $1.10 per share. All of the Warrants (including the warrants granted to the Placement Agent) will expire on September 29, 2011.

Unless and until shareholder approval of the September 2006 Private Placement is obtained by the Company, the aggregate number of shares of the Common Stock of the Company issuable upon the conversion of any of the September 2006 Debentures and upon the exercise of any of the Warrants is limited to 19.99% of the number of shares of Company common stock outstanding on the date of the closing of the September 2006 Private Placement.

As of March 31, 2007, approximately $2.8 million of principal has been converted.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

8. Long-term debt (continued)

Convertible debentures - February 2007

The February 2007 Private Placement of $24.7 million in principal amount of 8% Secured Convertible Debentures issued February 2007, and mature February 28, 2011 (the “February 2007 Debentures”) resulting in gross proceeds of $18,800,000 after placement fees of approximately $2.0 million not including other expenses associated with the transaction. The February 2007 Debentures are convertible immediately, at the option of the holder at $4.00 per share subject to an adjustment, as defined. However, the February 2007 Debentures provide that, in the event that the volume weighted average trading price of our common stock during the ten (10) trading days immediately prior to the earlier of (i) May 14, 2007 and (ii) the date on which shareholder approval of the February 2007 Private Placement (as described below) occurs (the “Reset Date”) is less than the then-effective conversion price, then the conversion price then in effect is automatically reduced to such lower price (the “Reset Price”). The Reset Price has been calculated at $2.67 per share, and therefore the conversion price of the February 2007 Debentures was reduced to $2.67 per share as of May 14, 2007. Also, in the event that we issue or grant in the future any rights to purchase any of our common stock, or other security convertible into our common stock, for an effective per share price less than the conversion price then in effect, the conversion price of all unconverted February 2007 Debentures will be decreased to equal such lower price. The foregoing adjustments to the exercise price for future stock issues will not apply to certain exempt issuances, including issuances pursuant to employee stock option plans and strategic transactions.

Beginning on March 1, 2008, and on the 1st of each month thereafter, the Company will be required to redeem 1/37th of the face value of the February 2007 Debentures in cash or, at its election, with shares of our common stock. The Company’s ability to pay redemption payments with shares of common stock will be subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of the redemption amount and certain minimum trading volumes in the stock to be issued. No payment in common stock made by the Company may exceed 15% of the total dollar traded volume in the applicable stock for the 20 trading days prior to the redemption payment. Common stock delivered in satisfaction of an amortization payment will be valued at the lesser of (i) the conversion price or the exchange price, as the case may be, in effect at the time of the amortization payment or (ii) 90% of the average of the daily volume weighted average price of the applicable shares for the 20 trading days prior to the amortization payment.

In conjunction with the issuance of the February 2007 Debentures, in order to induce certain investors from the September 2006 Private Placement to increase their investment by purchasing additional debentures in the February 2007 Private Placement, the Company offered a discount on the February 2007 Debentures and additional warrants to purchase shares of common stock with the issuance of the February 2007 Debentures. The Company issued $17,940,000 face value convertible debentures to certain investors for proceeds of $13,000,001, and 1,049,750 additional warrants with an estimated fair value of approximately $1,740,000 to these investors. The Company recognized a loss of $4,547,503 pursuant to this inducement during the quarter ended March 31, 2007.

As a part of the February 2007 Private Placement, the Company issued warrants to the purchasers of the February 2007 Debentures giving them the right to purchase up to an aggregate of 2.2 million shares of the Company’s common stock at an initial exercise price of $4.25 per share (the “Long Term Warrants”) and an aggregate of 3.1 million shares of the Company’s common stock at an initial exercise price of $4.00 per share (the “Short Term Warrants” and, together with the Long Term Warrants, the “Warrants”). The Warrants are immediately exercisable, and the exercise prices for the Warrants are subject to adjustment for stock splits, stock dividends, and the like. The Warrants also have exercise price reset provisions calculated on the Reset Date in accordance with formula used to calculate the February 2007 Debentures’ Reset Price. The Reset Price has been calculated at $2.67 per share, and therefore the exercise price of the Long Term Warrants was reduced to $2.94 per share and the exercise price of the Short Term Warrants was reduced to $2.67 per share as of May 14, 2007.

In connection with the February 2007 Private Placement, the Company also issued to the placement agents for the transaction Long Term Warrants to purchase an aggregate of approximately 0.4 million shares of our common stock. All of the Long Term Warrants will expire on the fifth (5th) anniversary of the issue date of such warrants, and all of the Short Term Warrants will expire on the earlier of (i) the 60th day following the effective date of the registration statement described below (or, if later, the date on which shareholder approval of the private placement is received) and (ii) the two year anniversary of the date of the warrant. Pursuant to the February 2007 Debentures, the May 14, 2007 adjustment resulted in a change in the debenture and the warrant price to $2.67.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

Laurus Master Funds, Ltd.

The Laurus financings included registration rights and certain other terms and conditions related to share settlement of the embedded derivatives and the warrants that the Company has determined are not within its control. In addition, certain features associated with the financings, such as anti-dilution protection afforded the financing agreements render the number of shares issuable to be indeterminate. In these instances, EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, requires allocation of the proceeds between the various instruments and the derivative elements carried at fair values. Following is the allocation of proceeds and balance as of March 31, 2007 (unaudited):

Original principal balance of Laurus notes	$20,000,000
Less reduction for:
Fair value of beneficial conversion of options	(4,413,514)
Fair value of warrants	(3,989,610)

Initial note payable	11,596,876
Accretion of discount through March 31, 2007	1,694,401
Loss on extinguishment of debt resulting from the August 2005 amendment	4,808,782
Debt repayments, net	(8,064,357)

Carrying value at March 31, 2007	$10,035,702

As presented on consolidated balance sheet:
Current maturities of long-term debt-other	$2,287,906
Lines of credit-current	4,992,980
Long-term debt, net of current maturities	2,754,816

$10,035,702

Included in restricted cash is $2.4 million reserved for payment on Laurus Term Note.

The discount to the debt instruments resulting from the aforementioned allocation is being amortized through periodic charges to interest expense using the effective method.

The fair value of convertible notes for disclosure purposes only are estimated based upon the present value of the estimated cash flow at credit risk adjusted interest rates for convertible instruments. As of March 31, 2007 (unaudited), estimated fair values and respective carrying values for debt instruments are as follows:

	Fair Value	Carrying Value
$10,000,000 Face Value Convertible Secured Term Note	$6,774,193	$5,042,722
$10,000,000 Revolving Line of Credit	$5,034,143	$4,992,980

	$11,808,336	$10,035,702

Future maturities of long-term debt are as follows at face value:

Years ending March 31:
2008	$10,606,926
2009	24,745,486
2010	16,646,666
2011	12,480,001

64,478,579
Less unamortized discounts and adjustment to fair value on certain convertible debentures	(21,778,046)

$42,700,533

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

9. Stockholders’ equity

Reclassification of financial instruments

The Company reclassified outstanding warrants previously classified as equity to derivative liabilities effective February 27, 2007 due to the Company’s inability to determine the adequacy of available common shares subject to certain anti-dilution provisions in the February 2007 convertible debentures (Note 8). The amount of the reclassification was approximately $3.2 million.

Stock options and warrants

The company provides for two option plans, the 2003 Stock Option Plan (“2003”) per its second amendment on February 27, 2004, and the 2005 Equity Incentive Plan (“2005”). Both plans provide for the issuance of qualified and non-qualified options as those terms are defined by the Internal Revenue Code.

The 2003 Plan, as amended, provides for the issuance of 3,500,000 shares of common stock, and 762,571 shares of Series D Preferred Stock. At March 31, 2007, all Series D Preferred options have been converted into common share options. All options issued, pursuant to the 2003 Plan, cannot have a term greater than ten years. Options granted under this plan vest over periods established in the option agreement. As of March 31, 2007, 707,771 options are outstanding under the 2003 Plan.

On February 1, 2005, the Company’s board of directors adopted the Accentia Biopharmaceuticals, Inc. 2005 Equity Incentive Plan. The 2005 Plan provides for the issuance of 3,000,000 shares of common stock. All options issued, pursuant to the 2005 Plan, cannot have a term greater than ten years. Options granted under this plan vest over periods established in the option agreement. As of March 31, 2007, 1,964,178 options are outstanding under the 2005 Plan. The Company may, at any time, amend or modify the Plan without limitation.

Stock options and warrants issued, redeemed and outstanding during the six months ended March 31, 2007 (unaudited) are as follows:

	Outstanding Options and Warrants	Average Exercise price per share
Options and warrants outstanding, September 30, 2006	8,302,147	4.06
Activity for the six months ended March 31, 2007:
Options issued	1,470,140	3.51
Warrants issued	5,672,850	4.11
Options terminated/forfeited	(237,850)	4.00
Options exercised	(747,332)	1.31

Options and warrants outstanding, March 31, 2007	14,459,955	4.17

Options outstanding	2,671,949	3.95
Warrants outstanding	11,788,006	4.22

	14,459,955

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

The weighted average grant date fair values of stock options and warrants granted during the six months ended March 31, 2007 (unaudited), were as follows:

	Weighted Average Grant Date Fair Value
	Options	Warrants
Six months ended March 31, 2007	$3.28	$4.00

The Company’s nonvested options as of March 31, 2007, and changes during the six months ended March 31, 2007 (unaudited), is summarized as follows:

Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value	Intrinsic Value
Nonvested at October 1, 2006	433,933
Granted	777,289
Vested	(192,470)
Forfeited	(112,212)

Nonvested at March 31, 2007	906,540	$2.54	279,734

The total unearned compensation cost of $2,301,963 relating to the 906,540 nonvested options as of March 31, 2007 will be recognized over a weighted average period of two years.

10. Variable interest entities

Accounting for the NMTC financing arrangement and variable interest entities:

The Company evaluated the structure of the NMTC financing arrangement (Note 13) and entities so involved under the context of FIN46. FIN46 provides a framework for determining whether certain entities should be consolidated (irrespective of equity ownership) based upon a variable interests model. This model determines the control and consolidation based upon potential variability in gains and losses of the entity being evaluated for consolidation. Generally, a variable interest holder that absorbs a majority of the entity’s expected losses, if they occur, receives a majority of the entity’s expected residual return, if they occur, or both is identified as the primary beneficiary for consolidation purposes.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

The Company concluded that the Fund and the CDE met the definition of variable interest entity. However, for the Company to be required to apply the provisions of the Interpretation, it must have a variable interest in the entity. Variable interests in a variable interest entity are contractual, ownership or other money interests in an entity that change with changes in the value of the net assets of the entity. The following table illustrates the variable interests have been identified in each of the entities considered by the Company and the related holder:

Variable Interest Holder	Variable Interests Fund	Variable Interests CDE
Biovest and its Related Parties	Senior beneficial interest Guaranty Agreement Indemnification Agreement Put (VIE Equity) Call (VIE Equity)	Senior beneficial interest Guarantee Agreement Call (Biovest Equity)

Fund		VIE Equity (99.9%)

US Bancorp	VIE Equity (99.9%)	Tax Credit Rights

Autovax Investment LLC	VIE Equity (0.01%)

St. Louis Development Corporation		VIE Equity (0.01%)

The above table illustrates the weight of the variable interests that are held by the Company. In addition, in performing quantitative valuation, the Company afforded significant weight to the guarantee agreement, indemnification and put feature, the preponderance of which limit the equity investor’s risk of loss on the venture. In evaluating both qualitative and quantitative considerations, the Company has concluded that its variable interests in the entity absorb most of the entities’ losses and should, therefore, consolidate the entities under the scope of FIN46.

Assets of $8.0 million and liabilities of $7.7 million of the variable interest entities identified above, are limited to the instruments referred to in the description of the NMTC financing arrangement above. In accordance with consolidation principles, these assets and liabilities are eliminated in consolidation leaving the non-controlling interests of US Bancorp and St. Louis Development Corporation reflected on the Company’s March 31, 2007 condensed consolidated balance sheet as non controlling interests in variable interest entities. The warrants issued to the guarantors were expensed based upon their fair values. All intercompany accounts will continue to be eliminated so long as (i) the entities meet the definition of variable interest entities and (ii) the Company is the primary beneficiary

Revimmune LLC:

On February 27, 2007, the Company entered into a sublicense agreement (the “Sublicense Agreement”) with Revimmune LLC (“Revimmune”) under which the Company was granted the exclusive worldwide rights to Revimmune™. Revimmune™ is based on pulsed, ultra-high dosing of a well known chemotherapeutic agent under a risk management program. Revimmune will treat numerous autoimmune diseases with an initial indication targeting refractory relapsing-remitting Multiple Sclerosis. Revimmune LLC is affiliated with Hopkins Capital Group II, LLC and Dr. Frank O’Donnell who is an officer and director of the Company.

Under the Sublicense Agreement, the Company is obligated to pay to Revimmune a royalty of 4% on net sales, and in the event of a sublicense by the Company, to pay 10% of sublicense consideration received. Upon the approval of the sublicensed treatment in the U.S. for each autoimmune disease, the Company is required to issue to Revimmune vested warrants to purchase 800,000 shares of the Company’s common stock. The warrants which will be granted at the approval of the first Sublicensed Product will have an exercise price of $8 per share and any subsequent warrants to be issued will have an exercise price equal to the average of the volume weighted average closing prices of the Company’s common stock during the ten (10) trading days immediately prior to the grant of such warrant. The Company assumed certain obligations under Revimmune’s license with Johns Hopkins University related to the sublicensed technology, including the payment of all royalty obligations due Johns Hopkins University for the sublicensed products. The Company will be responsible, at its sole cost and expense, for the development, clinical trial(s), promotion, marketing, sales and commercialization of the sublicensed products.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

The Company has the controlling financial interest of Revimmune and is considered the primary beneficiary, and therefore, the financial statements of Revimmune have been consolidated with the Company as of February 27, 2007 and through March 31, 2007. As of March 31, 2007, Revimmune’s assets and equity were approximately $60,000.

11. Operational results for Biovest

The following are results of Biovest on a stand alone basis as compared to Accentia consolidated results:

	For the three months ended March 31,
	2007 (unaudited)		2006
	Biovest	Consolidated without Biovest	Biovest	Consolidated without Biovest
Net sales	$1,551,817	$3,005,966	$2,288,996	$4,764,930
Cost of sales	851,144	561,030	1,228,539	1,422,076

Gross margin	700,673	2,444,936	1,060,457	3,342,854
Operating expenses	5,019,344	9,291,455	3,683,551	9,856,067

Loss from operations	(4,318,671)	(6,846,519)	(2,623,094)	(6,513,213)
Interest expense	(1,544,342)	(1,152,191)	(161,043)	(1,073,355)
Other income (expense)	7,831	(3,499,639)	5,341	48,273
Derivative gain (loss)	(73,298)	8,899,966	—	(3,480,442)
Non-controlling interest in earnings from variable interest entities	478,289
Absorption of prior losses against minority interest	—	7,500	—	—

Net loss	(5,450,191)	(2,590,883)	(2,778,796)	(11,018,737)
Dividends	—	—	—	—

Loss attributable to common shareholders	(5,450,191)	(2,590,883)	(2,778,796)	(11,018,737)

Weighted average shares outstanding, basic and diluted	32,815,821	32,815,821	29,124,526	29,124,526
Loss attributable to common stockholder per common share	(0.17)	(0.08)	(0.09)	(0.38)

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

	For the six months ended March 31,
	2007 (unaudited)		2006
	Biovest	Consolidated without Biovest	Biovest	Consolidated without Biovest
Net sales	$2,878,926	$7,560,601	$3,373,971	$10,497,920
Cost of sales	1,617,236	1,420,230	1,831,442	2,694,946

Gross margin	1,261,690	6,140,371	1,542,529	7,802,974
Operating expenses	19,637,761	8,033,709	7,108,500	18,781,051

Loss from operations	(18,376,071)	(1,893,338)	(5,565,971)	(10,978,077)
Interest expense	(3,584,034)	(2,335,203)	(269,633)	(1,970,746)
Other income (expense)	(7,860,065)	(13,565,303)	42,841	54,192
Derivative gain (loss)	(59,106)	8,235,843	—	2,883,035
Non-controlling interest in earnings from variable interest entities	478,289
Absorption of prior losses against minority interest	—	276,901	—	1,689,800

Net loss	(29,400,987)	(9,281,100)	(5,792,763)	(8,321,796)
Dividends	—	—	—	(40,739)

Income (loss) attributable to common shareholders	(29,400,987)	(9,281,100)	(5,792,763)	(8,362,535)

Weighted average shares outstanding, basic and diluted	32,262,128	32,262,128	24,863,557	24,863,557
Loss attributable to common stockholder per common share	(0.91)	(0.29)	(0.23)	(0.34)

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

12. Segment information

The Company defines segment operating results as earnings (loss) before general and administrative costs, interest expense, interest income, other income, and income taxes. There were no inter-segment sales for the three months ended March 31, 2007 and 2006 respectively. Inter-segment sales were $-0- and $0.1 million for the six months ended March 31, 2007 and 2006 respectively. Inter-segment sales representing the sale of services from the Biopharmaceutical Products and Services segment to the Specialty Pharmaceuticals segment have been eliminated from segment sales.

Segment information is as follows:

	Three Months Ended March 31, 2007 (unaudited)
	Biopharmaceutical Products and Services	Specialty Pharmaceuticals	Total
Net sales:
Products	$700,137	$865,729	$1,565,866
Services	2,991,918	—	2,991,918

Total net sales	3,692,055	865,729	4,557,784

Cost of sales:
Products	455,780	113,501	569,281
Services	842,893	—	842,893

Total cost of sales	1,298,673	113,501	1,412,174

Gross margin	2,393,382	752,228	3,145,610

Sales and marketing	34,079	2,224,553	2,258,632
Research and development	5,548,911	—	5,548,911

Segment Loss	(3,189,608)	(1,472,325)	(4,661,933)

Total assets	46,446,176	5,221,290	51,667,466
Goodwill	1,193,437	—	1,193,437

	Three Months Ended March 31, 2006 (unaudited)
	Biopharmaceutical Products and Services	Specialty Pharmaceuticals	Total
Net sales:
Products	$1,751,765	$2,271,565	$4,023,330
Services	3,030,596	—	3,030,596

Total net sales	4,782,361	2,271,565	7,053,926

Cost of sales:
Products	724,810	735,752	1,460,562
Services	1,190,053	—	1,190,053

Total cost of sales	1,914,863	735,752	2,650,615

Gross margin	2,867,498	1,535,813	4,403,311

Sales and marketing	47,145	3,551,609	3,598,754
Research and development	2,964,234	—	2,964,234

Segment Loss	(143,881)	(2,015,796)	(2,159,677)

Total assets	29,879,411	12,248,680	42,128,091
Goodwill	1,193,437	—	1,193,437

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

	Six Months Ended March 31, 2007 (unaudited)
	Biopharmaceutical Products and Services	Specialty Pharmaceuticals	Total
Net sales:
Products	$1,529,598	$2,972,284	$4,501,882
Services	5,937,645	—	5,937,645

Total net sales	7,467,243	2,972,284	10,439,527

Cost of sales:
Products	854,517	549,504	1,404,021
Services	1,633,445	—	1,633,445

Total cost of sales	2,487,962	549,504	3,037,466

Gross margin	4,979,281	2,422,780	7,402,061

Sales and marketing	63,535	4,372,551	4,436,086
Research and development	10,028,576	—	10,028,576

Segment Loss	(5,112,830)	(1,949,771)	(7,062,601)

Total assets	46,446,176	5,221,290	51,667,466
Goodwill	1,193,437	—	1,193,437

	Six Months Ended March 31, 2006 (unaudited)
	Biopharmaceutical Products and Services	Specialty Pharmaceuticals	Total
Net sales:
Products	$2,623,225	$5,174,608	$7,797,833
Services	6,074,058	—	6,074,058

Total net sales	8,697,283	5,174,608	13,871,891

Cost of sales:
Products	1,106,155	1,282,968	2,389,123
Services	2,137,265	—	2,137,265

Total cost of sales	3,243,420	1,282,968	4,526,388

Gross margin	5,453,863	3,891,640	9,345,503

Sales and marketing	410,166	6,448,535	6,858,701
Research and development	6,124,106	—	6,124,106

Segment Loss	(1,080,409)	(2,556,895)	(3,637,304)

Total assets	29,879,411	12,248,680	42,128,091
Goodwill	1,193,437	—	1,193,437

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

Domestic and foreign operations

Total assets and net income of the Company’s foreign subsidiary were insignificant; however, total revenues aggregated approximately 25% of total revenues of the Company for the three months ended March 31, 2007. This entity, which is based in Germany, operates in the Biopharmaceutical Products and Services Segment and its general segment data is included therein. Segment information on a geographic basis is as follows:

	Three Months Ended March 31, 2007 (unaudited)
	Domestic	International (Europe)	Total
Net sales	$3,423,792	$1,133,992	$4,557,784
Net income (loss)	(8,090,871)	49,797	(8,041,074)
Total Assets	49,163,369	2,504,097	51,667,466
Goodwill	893,000	300,437	1,193,437

Total revenues from the foreign subsidiary aggregated approximately 23% of total revenue of the Company in the six months ended March 31, 2007. Segment information on a geographic is as follows:

	Six Months Ended March 31, 2007 (unaudited)
	Domestic	International (Europe)	Total
Net sales	$8,027,693	$2,411,834	$10,439,527
Net income (loss)	(39,251,737)	569,650	(38,682,087)
Total Assets	49,163,369	2,504,097	51,667,466
Goodwill	893,000	300,437	1,193,437

Total revenues from the foreign subsidiary aggregated approximately 15% of total revenue of the Company in the three months ended March 31, 2006. Segment information on a geographic basis is as follows:

	Three Months Ended March 31, 2006 (unaudited)
	Domestic	International (Europe)	Total
Net sales	$5,962,003	$1,091,923	$7,053,926
Net loss	(13,440,092)	(357,441)	(13,797,533)
Total Assets	39,596,699	2,531,392	42,128,091
Goodwill	893,000	300,437	1,193,437

Total revenues from the foreign subsidiary aggregated approximately 15% of total revenue of the Company in the six months ended March 31, 2006. Segment information on a geographic basis is as follows:

	Six Months Ended March 31, 2006 (unaudited)
	Domestic	International (Europe)	Total
Net sales	$11,755,015	$2,116,876	$13,871,891
Net loss	(13,682,404)	(432,155)	(14,114,559)
Total Assets	39,596,699	2,531,392	42,128,091
Goodwill	893,000	300,437	1,193,437

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

13. New Market Tax Credits Financing

On December 8, 2006, Biovest through its wholly owned subsidiary, AutovaxID, Inc. (“AutovaxID”) closed a financing transaction (the “Transaction”) that was structured in an effort to obtain certain perceived advantages and enhancements from the New Markets Tax Credit regulations adopted under the auspices of the United States Department of the Treasury in 2002 to provide incentive for investing in businesses located in “qualifying census tracts,” or areas with a median income below the poverty line. AutovaxID is presently located in a qualifying census tract, and the New Plant (as defined below) will be located in a qualifying census tract.

In the Transaction, AutovaxID entered into a QLICI Loan Agreement where St. Louis New Markets Tax Credit Fund-II, LLC (the “CDE”) made a loan to AutovaxID, evidenced by a Subordinated Promissory Note dated as of December 8, 2006, in the principal amount of $7,700,000 (“CDE Loan”). The CDE Loan has a maturity date of December 8, 2036 and is described in more detail below, qualified entirely by the QLICI Loan Agreement attached as an exhibit. The following parties were involved in the Transaction: AutovaxID, Accentia Biopharmaceuticals, Inc., Biovest’s majority shareholder (“Accentia”), Biolender II, LLC (“Biolender II”), the CDE, St. Louis Development Corporation (“SLDC”), AutovaxID Investment LLC (“Leverage Fund”), U.S. Bancorp Community Investment Corporation (“USBCIC”) and Laurus Master Fund, Ltd. (“Laurus”).

Under a License and Asset Purchase Agreement dated as of December 8, 2006, Biovest granted a nonexclusive license to the intellectual property enabling AutovaxID to manufacture and sell automated cell culture instruments in the United States, Canada and Mexico (the “License”), which license will become exclusive upon the occupancy by AutovaxID of a space located at 1031 Macklind Avenue, St. Louis, Missouri (the “New Plant”). Biovest also agreed to sell AutovaxID certain equipment (the “Equipment”) to AutovaxID upon the occupancy by AutovaxID of the New Plant. AutovaxID must use its best efforts to occupy the New Plant by March 31, 2007, and must occupy the new plant by June 15, 2007. As full purchase price for the License and related business opportunity, AutovaxID paid Biovest $5,600,000. Upon the attainment of occupancy of the New Plant, AutovaxID will pay Biovest fair market value for the Equipment, which is estimated to be $896,100.

Previously, on March 31, 2006 in contemplation of the Transaction and other prior New Markets Tax Credit financings and other financings, Biovest closed a financing transaction with Laurus pursuant to which Laurus purchased from Biovest a secured promissory note in the principal amount of $7,799,000 (the “Laurus Note”). Under the terms of the Laurus Note, $7,500,000 of the principal amount was deposited into a restricted bank account of Biovest (the “Restricted Account”) pursuant to a restricted account agreement between Biovest and Laurus. Accentia, Analytica International, Inc. (formerly The Analytica Group, Inc.) and Laurus also entered into an Amended and Restated Stock Pledge Agreement pledging Accentia’s shares of TEAMM Pharmaceuticals, Inc., Analytica International, Inc., Biovest and others (including AutovaxID and Biolender II, who were added as obligors by way of joinder) to secure the obligations owed to Laurus as a result of the Laurus Note and Transaction.

On December 8, 2006, Accentia loaned to Biovest $3,100,000 pursuant to a Secured Promissory Note (the “Accentia Note”). Under the terms of the Accentia Note, interest shall accrue at a rate equal to prime rate, payable upon demand of Accentia. Biovest shall pay principal and interest as follows: (a) $1,100,000 was paid to Accentia upon the closing of the Transaction and (b) the remaining $2,000,000 of principal and all accrued and unpaid interest shall be paid by Biovest upon demand by Accentia.

In contemplation of the Transaction, Biovest formed Biolender II, LLC as a Delaware limited liability company. On December 8, 2006, $2,500,000 was released from the Restricted Account created under the Laurus Note, which together with the amount loaned to Biovest under the Accentia Note funded the purchase of a 100% equity interest in Biolender II for the benefit of Biovest. The entire equity interest in Biolender II owned by Biovest has been pledged to Laurus as collateral to secure the Laurus Note.

Upon the completion of the funding of Biolender II by Biovest and receipt of $2,400,000 from USBCIC via an equity investment in the Leverage Fund, Biolender II and the Leverage Fund entered into a Loan and Security Agreement pursuant to which Biolender II made a loan to the Leverage Fund in the principal amount of $5,600,000 (the “Leverage Loan”), evidenced by a promissory note dated as of December 8, 2006 payable from the Leverage Fund to Biolender II (the “Leverage Note”). The Leverage Note becomes due on December 10, 2013.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

13. New Market Tax Credits Financing (continued)

Interest on the Leverage Loan accrues on the outstanding principal amount of the Leverage Loan at the rate of 8.00% per annum, non-compounding, commencing on December 8, 2006 until May 9, 2014; and shall be payable in arrears on an annual basis commencing on the first business day after December 31, 2006. Any remaining accrued and unpaid interest shall be payable in one installment on the maturity date. All interest on the Leverage Loan shall accrue based on the actual number of days elapsed and calculated based on a year of three hundred and sixty (360) days. The outstanding principal amount on the Leverage Loan is due on maturity in cash.

The Leverage Fund then contributed equity to the CDE (the “QEI Contribution”), which equity is expected to constitute a “qualified equity investment” (“QEI”) under the New Markets Tax Credit Program authorized by Section 45D of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (collectively, the “Code” and the program the “NMTC Program”) and administered by the Community Development Financial Institutions Fund of the United States Treasury Department (“CDFI Fund”). All of Leverage Fund’s interest in the CDE has been pledged to Biolender II as collateral for the Leverage Note.

The proceeds of the QEI Contribution were used by the CDE to fund the CDE Loan, which is expected to constitute a “qualified low-income community investment” (“QLICI”) under the NMTC Program. AutovaxID’s business is and will be conducted within a United States population census tract which constitutes a Low-Income Community under the NMTC Program. As a condition of making the equity contribution to the Leverage Fund, USBCIC required AutovaxID to indemnify it under a Tax Credit and Reimbursement and Indemnity Agreement against any loss of the tax credits as a result of the CDE Loan to constitute a QLICI and certain other conditions generally known as a recapture event. The following describes certain material terms of the CDE Loan and transactional warrants related to the Transaction:

•

The CDE Loan has a principal amount of $7,700,000 and matures on December 8, 2036. Pursuant to a call right, for a period of six months starting on December 8, 2013, the CDE will have the right to call for the repayment of the CDE Loan in the amount of $5,721,000, in full satisfaction of the principal on the CDE Loan. Interest on the outstanding principal amount of the CDE Loan shall accrue at the rate of 5.82% per annum, non-compounding and shall be payable in arrears on an annual basis commencing on January 2, 2007 and continuing until maturity. The CDE Loan is guaranteed by Biovest.

•

The CDE Loan is secured by second lien on all assets of AutovaxID for the benefit of the CDE pursuant to a Second-Lien Security Agreement between AutovaxID and the CDE dated as of December 8, 2006. Laurus has a senior lien on the assets of AutovaxID through the security agreement from Biovest to Laurus, which AutovaxID joined by way of a Joinder Agreement.

•

The CDE Loan shall be due and payable by AutovaxID in full on the maturity date of the CDE Loan. However, if the CDE exercises its call right pursuant to the CDE Loan, then the CDE Loan becomes due and payable on the date of such call for the amount of $5,721,000, in full satisfaction of the principal on the CDE Loan, together with all accrued but unpaid interest.

•

AutovaxID has the right to prepay the CDE Loan at any time, provided that, if it prepays the CDE Loan on or before May 8, 2014, (i) it prepays the entire CDE Loan amount, (ii) the CDE consents to such prepayment and USBCIC and the managing member of the CDE agree on the reinvestment of such proceeds in an alternative investment that would qualify as a QLICI and (iii) AutovaxID or the Individual Guarantors (as defined below) under the Tax Credit and Reimbursement and Indemnity Agreement pay to USBCIC the recapture amount so specified is such agreement.

•

All indebtedness owed by AutovaxID and its subsidiaries to the CDE, including its right to receive payments of principal and interest under the CDE Loan, is expressly subordinate to the extent set forth under the Telesis Subordination Agreement dated as of December 8, 2006 entered into by Laurus, the CDE, USBCIC, AutovaxID and Biovest.

•

Under a Put Option Agreement, starting on December 9, 2013, USBCIC will have the right to require Biolender II to purchase the equity interests of the Leverage Fund during a three month exercise period. Biolender II shall have the obligation to acquire the member’s interest in the Leverage Fund under this Put Option Agreement for the payment to USBCIC of $120,000. Furthermore, under a Purchase Option Agreement, for a three month period after the expiration of the put option and to the extent that the put option was not exercised, Biolender II will have the option to purchase USBCIC’s equity interests in the Leverage Fund based on the fair market value of the equity interests at that time.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

14. Related party transactions

See Notes 6 for related party note payable

Related party license agreement and sale of royalty rights

On April 12, 2004, the Company entered into a license agreement (as licensee) with BDSI, an entity under common control relating to certain products rights. Accentia’s responsibilities included paying the costs associated with any of the commercial aspects, in keeping with its business plan (utilization of sales force, education of the public and prescribing population, etc.). In connection therewith, BDSI is entitled to royalties of 12% for sales of all products covered under the MAYO agreement including but not limited to topical antifungal products that do not require FDA approval and 14% of licensed products. The royalty obligations shall continue for each product for the term of the last to expire of the licensed patent rights covering the product.

Pharmaceutical Product Development, Inc. (“PPD”), a holder of our common stock, expressed an interest in purchasing certain royalty rights that BDSI possessed in connection with its April 12, 2004 arrangement with the Company, but PPD did not wish to deal directly with BDSI since the original technology was licensed to the Company from MAYO. As a result the Company entered into an agreement to acquire 50% of the royalty rights back from BDSI for $2.5 million.

Simultaneous with the BDSI transaction, the Company entered into an agreement whereby PPD purchased from the Company 50% of said royalty rights based on the sale of certain products. The royalty rights are defined as 6% of net sales for all non-FDA products and 7% of all FDA product sales, which is 50% of the initial royalty calculations, respectively. The sales price for these royalty rights was $2.5 million.

PPD acquired only the royalty rights and did not assume any liability or obligation of the Company. Further, pursuant to the agreement, the Company has agreed to make minimum royalty payments through December 2009 of $2.5 million. Failure to make such minimum payments is deemed a material breach. In connection therewith, Accentia may make up such shortfall to cure the breach. In addition, termination of the “enabling agreements” (BDSI and MAYO) constitutes a default as well as failure to maintain market exclusivity and failure to enforce Mayo Patent Rights. In the event of termination, the Company is required to refund the purchase price less the aggregate royalties paid prior to termination, except that if aggregate royalties exceed $2.5 million, the Company has no obligation to refund the purchase price. The $2.5 million received from PPD is recorded as “other liabilities, related party” in the accompanying consolidated balance sheets. As such, other liabilities, related party includes $2.37 million and $2.44 million associated with this transaction at March 31, 2007 and September 30, 2006, respectively (net of royalties earned through those respective dates). If royalties do materialize, they must be paid to PPD, at which time revenue from the sale of these rights to PPD would be recognized.

Agreements with Biovest

During the six months ended March 31, 2007, the following transactions occurred:

•

The Company and Biovest entered into a Royalty Agreement that terminated and superseded the Biologics Products Commercialization Agreement (the “Biologics Commercialization Agreement”), dated August 17, 2004, between the two companies. The Biologics Commercialization Agreement had provided that the Company was the exclusive commercialization partner for Biovest’s biologic products and was entitled to 49% of Biovest’s net profits from the sale of biologic products. Net revenue as used in the Biologics Commercialization Agreement included all receipts from the sale, license, sub-license, joint venture or other receipts from each Biovest biologic product less all expenses including the costs of product acquisition, research, manufacture, sales, distribution, commercialization and governmental regulation. The new Royalty Agreement provides that the Company is no longer Biovest’s exclusive commercialization partner and replaces the share of net profits with a 19.5% royalty based on net sales of biologic products. The products and territory subject to the Royalty Agreement remain identical to those terms as previously contained in the Biologics Commercialization Agreement. In consideration for the Company entering into this Royalty Agreement, Biovest agreed to issue to the Company five million new shares of Biovest common stock, representing the independently appraised value to Biovest of the new agreement.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

•

The Company and Biovest entered into a Termination Agreement under which the Company agreed to immediately terminate its absolute anti-dilution rights that were granted to the Company pursuant to the First Right of Refusal Agreement dated June 16, 2003 with Biovest. In consideration of the Company’s termination of the First Right of Refusal Agreement, Biovest issued to the Company five million additional new shares of Biovest common stock.

•

The Company and Biovest entered into a Purchase Agreement whereby Biovest purchased the Company’s 70.5% ownership interest in Biolender, LLC (“Biolender”). Biolender is the entity that was formed by Biovest and the Company to participate in Biovest’s New Market Tax Credit enhanced financing that closed on April 25, 2006. Biolender’s principal assets is a promissory note in principal amount of $8.5 million which is anticipated to be repaid in approximately seven years when Biovest is required to repay the loan that it received as part of this New Market Tax Credit enhanced financing. In consideration of the sale of this interest in Biolender, Biovest agreed to issue to the Company 10 million additional new shares of Biovest common stock, representing the negotiated value of the purchased interest.

•

In order to consummate the foregoing transactions, the Company was required to obtain the consent of its senior lender, Laurus Master Fund, Ltd. (“Laurus”), under the Company’s loan agreements with Laurus. In consideration for providing such consent, the Company entered into an agreement with Laurus pursuant to which Laurus consented to the above-described agreements and the Company issued to Laurus a warrant to purchase 10 million outstanding shares of Biovest common stock owned by the Company at an exercise price of $.01 per share. The warrant expires in October 2012.

The $9,428,000 fair value of the warrant has been recorded as Loss on financing transaction of $8.8 million, and Loss on sale of assets of $0.6 million in the statements of operations for the six months ended March 31, 2007.

15. Commitments and contingencies

Operating leases

The Company has operating leases for various facilities, automobiles, machinery, and equipment, which expire at various times through 2011. The annual aggregate rental commitments under non-cancelable leases are as follows:

Years ending March 31,
2007	$2,019,253
2008	1,886,776
2009	1,619,350
2010	408,936
2011	231,254

$6,165,569

Rent expense for all operating leases was approximately $0.8 million, and $0.9 million, for the three months ended March 31, 2007 and March 31, 2006, respectively. Rent expense for all operating leases was approximately $1.6 million, and $1.7 million, for the six months ended March 31, 2007 and March 31, 2006, respectively. Rental income from subleases aggregated $0.1 million and $0.04 million in the three months ended March 31, 2007 and March 31, 2006, respectively. Rental income from subleases aggregated $0.2 million and $0.1 million in the six months ended March 31, 2007 and March 31, 2006, respectively.

ACCENTIA BIOPHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2007 AND 2006

Litigation

The Company’s Analytica International subsidiary is a party to a litigation brought against a former employee, alleging breach of covenants not to compete, breach of confidentiality agreements and misappropriation of proprietary information. This matter is pending in the Supreme Court of New York, New York County. The defendant has filed an Answer containing counterclaims against Analytica, the Company and an officer of the Company. The Company has filed a motion seeking to dismiss all claims naming the Company and the Company’s officer personally, and to dismiss certain claims against all defendants. The Company has indicated that it plans to pursue its affirmative claims in this matter vigorously and will assert all available defenses against the counterclaims, which the Company believes are without merit.

Except for the foregoing, the Company is not party to any material legal proceedings, and management is not aware of any threatened legal proceedings that could cause a material adverse impact on its business, assets, or results of operations.

Further, from time to time the Company is subject to various legal proceedings in the normal course of business, some of which is covered by insurance.

16. Subsequent Events

In May 2007, the Company and the Mayo Foundation for Medical Education and Research (“Mayo”) entered into a Third Amendment to the License Agreement dated February 10, 2004 confirming that the Company had fulfilled its obligation to pay the milestone royalty to Mayo at the start of the Company’s Phase 3 clinical trial for an amphotericin B product and clarifying that the Company will not be required to pay additional milestone royalty payments to Mayo if the Company conducts more than one Phase 3 clinical trial for an amphotericin B product. On May 9, 2007, the Company entered into a Second Amendment to its Option Agreement (the “Second Amendment”) with Mayo under which the Company’s exclusive option to elect to expand its license for the use of all antifungals for the treatment of chronic sinusitis (chronic rhinosinusitis), was extended for an additional one-year period through and including December 6, 2008. This Second Amendment becomes effective upon payment of cash consideration in the amount of $125,000. In addition, the Company has the worldwide exclusive license to the prescription antifungal, amphotericin B, as well as the exclusive worldwide license to non-prescription over-the-counter products covered by Mayo’s patent. During this exclusive option period Mayo has agreed that it may not discuss licensing of this technology for use of any other compound with any other potential license partner worldwide.

On May 10, 2007, the Company consented to allow Respirics, Inc. to seek an alternative and/or additional distribution partner for MD Turbo, a breath actuated metered dose medical device that is used in conjunction with inhalers for treatment of asthma and COPD disease, which is currently exclusively distributed by the Company under a distribution agreement executed between the Company and Respirics in August 2005 (the “Agreement”). This consent may result in the reduction and/or termination of any and all rights of the Company to distribute MD Turbo (the “Product”). In the event of a termination the Company has agreed to cease distribution and promotion of the Product, or at the option of Respirics to enter into negotiation for a new non-exclusive distribution arrangement. Should the Agreement be terminated Respirics will refund all amounts paid to Respirics by Accentia for non-distributed inventory of the Product with remaining two year shelf life. As part of the consent Respirics has acknowledged that the Company will not be bound to the minimum purchase commitments in the Agreement. In exchange, the Company has acknowledged that Respirics has no existing or future supply or delivery obligations under the Agreement. Concurrent with discussions regarding modifications to the Respirics agreement the Company also sought agreement from Respirics to allow the Company to terminate its co-promotion arrangement with Exeris, Inc. dated March 2006 for the promotion and physician sales detailing of MD Turbo. Respirics concurred with the Company’s rationale for terminating the co-promotion agreement and in conjunction there with effective May 2007, the Company’s co-promotion agreement with Exeris, Inc. was terminated.

Reset of Debenture Conversion Price and Warrant Exercise Price

Although the Company’s February 2007 Debentures were initially convertible at a price of $4.00 per share, such debentures provide that, in the event that the volume weighted average trading price of the Company’s common stock during the ten (10) trading days immediately prior to the earlier of (i) May 14, 2007 and (ii) the date on which shareholder approval of the Company’s February 2007 Private Placement occurs (the “Reset Date”) is less than the then-effective conversion price, then the conversion price then in effect is automatically reduced to such lower price (the “Reset Price”). Subsequent to March 31, 2007, the Reset Price has been calculated at $2.67 per share, and therefore the conversion price of the February 2007 Debentures was reduced to $2.67 per share as of May 14, 2007. As a result of similar reset provisions in the warrants granted in the February 2007 Private Placement, the Long Term Warrants issued in the transaction now represent the right to purchase up to an aggregate of 3,153,167 shares of Company common stock at an exercise price of $2.94 per share, and the Short Term Warrants now represent the right to purchase up to an aggregate 4,670,412 shares of Company common stock at an exercise price of $2.67 per share.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When you read this section of this Quarterly Form 10Q, it is important that you also read the financial statements and related notes included elsewhere in this Form 10Q. This section of this quarterly report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the matters discussed under the caption “Risk Factors” in “Item 1, BUSINESS” in our annual report on Form 10-K for the fiscal year ended September 30, 2006 and other risks and uncertainties discussed in filings made with the Securities and Exchange Commission.

Overview

We are a vertically integrated biopharmaceutical company focused on the development and commercialization of drug candidates that are in late-stage clinical development and typically are based on active pharmaceutical ingredients that have been previously approved by the FDA for other indications. Usually these drug candidates can access the accelerated 505(b)(2) regulatory approval pathway which is generally less time-consuming and less expensive than the typical 505(b)(1) pathway that must be used for new chemical entities. Our lead product candidate is SinuNase™, a novel application and formulation of a known therapeutic to treat chronic rhinosinusitis. SinuNase has been granted Fast Track status by the FDA and it is currently in a pivotal Phase 3 clinical trial. During this fiscal year, we also plan to file an IND for a pivotal Phase 3 clinical trial of Revimmune, to treat numerous autoimmune diseases with an initial indication targeting refractory relapsing-remitting Multiple Sclerosis. Revimmune is based on pulsed, ultra-high dosing of a well known chemotherapeutic agent under a risk management program. Additionally, through an investment strategy, we acquired the majority ownership interest in Biovest International Inc. (“Biovest”), (BVTI.OB) and a royalty interest in Biovest’s lead drug candidate, BiovaxID™ and any other biologic products developed by Biovest. Biovest is currently conducting a pivotal Phase 3 clinical trial for BiovaxID which is a patient-specific anti-cancer vaccine focusing on the treatment of follicular non-Hodgkin’s lymphoma. BiovaxID has been granted Fast Track status by the FDA. In addition to these product candidates, we have a specialty pharmaceutical business which markets products focused on respiratory disease, a pipeline of additional products under development by third parties, and an analytical consulting business that serves customers in the biopharmaceutical industry.

Results of Operations

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

Consolidated Results of Operations

Net Sales. Our net sales for the three months ended March 31, 2007 were $4.6 million, a decrease of $2.5 million, or 35%, from the three months ended March 31, 2006. The decrease in our consolidated net sales for the three months ended March 31, 2007 primarily reflected a decrease of $1.4 million in net sales in our Specialty Pharmaceuticals segment due to the disposition of our Xodol and Histex product lines, a decrease of $0.3 million in net sales of our Analytica International subsidiary, and was a $0.7 million decrease in net sales in our Biovest subsidiary.

Cost of Sales. Our cost of sales for the three months ended March 31, 2007 was $1.4 million, or 31% of net sales, compared to $2.7 million, or 38% of net sales, during the three months ended March 31, 2006. This represented a decrease of $1.3 million, or 47%, over the three months ended March 31, 2006 attributable to the decrease in corresponding sales.

Research and Development Expenses. Our research and development costs were $5.5 million for the three months ended March 31, 2007; an increase of $2.5 million, or 87%, over the three months ended March 31, 2006. This increase included $2.4 million in SinuNase development compared to $0.5 million in SinuNase development for the same period last year. These were anticipated expenses associated with the commencement of the SinuNase Phase 3 clinical trials. Our Biovest subsidiary research and development expense increased from $2.5 million in the three months ended March 31, 2006 to $3.1 million in the three months ended March 31, 2007 due to increase emphasis on BiovaxID research and its phase 3 clinical trials from the same period last year. Biovest has increased its clinical trial sites to include sites in Russia and the Ukraine. We expect that our research and development costs will continue to increase as we continue our clinical trials for SinuNase and BiovaxID.

Sales and Marketing expenses. Our sales and marketing expenses were $2.3 million for the three months ended March 31, 2007; a decrease of $1.3 million, or 37%, over the three months ended March 31, 2006. This decrease was primarily due to a $1.4 million reduction in sales and marketing expense in our Specialty Pharmaceuticals segment, this was the result of the Company’s increased focus on respiratory products and the disposition of some of the Company’s non-respiratory product lines.

General and Administrative Expenses. Our general and administrative expenses were $6.5 million for the three months ended March 31, 2007; a decrease of $0.2 million, or 3%, over the three months ended March 31, 2006. A decrease of approximately $1.4 million was primarily a result of a reduction in headcount in our Specialty Pharmaceuticals segment. This was offset by in increase of approximately $1.3 million in our Biovest subsidiary.

Royalty expenses. Our royalty expenses were $-0- million for the three months ended March 31, 2007; a decrease of $0.3 million, or 100%, over the three months ended March 31, 2006. This decrease was due to the disposition of our Xodol product line.

Interest Expense and change in fair value of convertible debentures, net. In the three months ended March 31, 2007, our net interest expense and change in fair value of convertible debentures was $1.6 million, an increase of $0.4 million, over the three months ended March 31, 2006. The increase was due primarily to interest on our existing Laurus term notes, existing Laurus revolver, Pulaski term note, and the adjustment to fair market value the convertible debentures. The adjustment to fair market value was approximately $1.1 million for the three months ended March 31, 2007 compared to no adjustment last fiscal year. The adjustment relates to the Midsummer convertible debentures from September 2006 which are revalued to fair value at reporting period. Interest income in both years was nominal.

Derivative gain (loss). Derivative loss was $8.8 million for the three months ended March 31, 2007 as compared to a loss of $3.5 million for the three months ended March 31, 2006. This decrease was related to the Laurus financing arrangement that commenced in the 2005 fiscal year and the derivative instruments issued in conjunction with the Midsummer transactions in September 2006 and February 2007, and results primarily from the decrease in our common stock price on which the derivative liabilities are based.

Segment Operating Results

	For the Three months ended March 31,
	2007		2006
	Amount	% of Segment Net Sales	Amount	% of Segment Net Sales
Net Sales:
Biopharmaceutical Products and Services-
Biovest	$1,551,817		$2,288,996
All other business units	2,140,238		2,493,365

Total Biopharmaceutical Products and Services	3,692,055		4,782,361
Specialty Pharmaceuticals	865,729		2,271,565

Total Net Sales	$4,557,784		$7,053,926

Cost of Sales:
Biopharmaceutical Products and Services-
Biovest	$851,144		$1,228,539
All other business units	447,529		686,324

Total Biopharmaceutical Products and Services	1,298,673	35%	1,914,863	40%
Specialty Pharmaceuticals	113,501	13%	735,752	32%

Total Cost of Sales	$1,412,174		$2,650,615

Gross Margin:
Biopharmaceutical Products and Services-
Biovest	$700,673		$1,060,457
All other business units	1,692,710		1,807,040

Total Biopharmaceutical Products and Services	2,393,383	65%	2,867,497	60%
Specialty Pharmaceuticals	752,228	87%	1,535,813	68%

Total Gross Margin	$3,145,610		$4,403,311

Research and Development Expenses:
Biopharmaceutical Products and Services
Biovest	$3,128,164		$2,465,236
All other business units	2,420,747		498,998

Total Biopharmaceutical Products and Services	5,548,911	153%	2,964,234	62%
Specialty Pharmaceuticals	—	0%	—	0%

Total Research and Development Expenses	$5,548,911		$2,964,234

Sales and Marketing Expenses:
Biopharmaceutical Products and Services
Biovest	$34,079		$47,114
All other business units	—		—

Total Biopharmaceutical Products and Services	34,079	2%	47,114	1%
Specialty Pharmaceuticals	2,224,553	25%	3,551,609	156%

Total Sales and Marketing Expenses	$2,258,632		$3,598,723

Biopharmaceutical Products and Services

Net Sales. Our net sales in our Biopharmaceutical Products and Services segment for the three months ended March 31, 2007, were $3.7 million, a decrease of $1.1 million, or 23%, from the three months ended March 31, 2006. This decrease was attributable primarily to a decrease of $0.3 million in net sales of our Analytica International subsidiary, and $0.7 million decrease in net sales in our Biovest subsidiary.

Cost of Sales. Our cost of sales in the Biopharmaceutical Products and Services segment for the three months ended March 31, 2007 was $1.3 million, or 35% of segment net sales, compared to $1.9 million, or 40% of segment net sales, during the three months ended March 31, 2006.

Research and Development Expenses. Our research and development costs were $5.5 million for the three months ended March 31, 2007; an increase of $2.6 million, or 87%, over the three months ended March 31, 2006. This increase included $2.4 million in SinuNase development compared to $0.5 million in SinuNase development for the same period last year. These were anticipated expenses associated with the commencement of the SinuNase Phase 3 clinical trials. Our Biovest subsidiary research and development expense increased from $2.5 million in the three months ended March 31, 2006 to $3.1 million in the three months ended March 31, 2007 due to increase emphasis on BiovaxID research and its phase 3 clinical trials from the same period last year. Biovest has increased its clinical trial sites to include sites in Russia and the Ukraine. We expect that our research and development costs will continue to increase as we continue our clinical trials for SinuNase and BiovaxID.

Sales and Marketing Expenses. Our sales and marketing expenses in the Biopharmaceutical Products and Services segment were $0.03 million in the three ended March 31, 2007; a decrease of $0.01 million, or 28%, over the three months ended March 31, 2006.

Specialty Pharmaceuticals

Net Sales. Net sales in the Specialty Pharmaceuticals segment for the three months ended March 31, 2007, were $0.9 million, a decrease of $1.4 million, or 62%, from the three months ended March 31, 2006. This decrease was primarily attributable to the sales of our Xodol and Histex product lines.

Cost of Sales. Our cost of sales in the Specialty Pharmaceuticals segment for the three months ended March 31, 2007 was $0.1 million, or 15% of net sales, compared to $0.7 million, or 32% of net sales, during the three months ended March 31, 2006. The decrease in cost of sales was attributable to a decrease in sales for the period.

Research and Development Expenses. There were no research and development expenses in our Specialty Pharmaceuticals segment in either of the three month periods ended March 31, 2007 or 2006.

Sales and Marketing Expenses. Our sales and marketing expenses in the Specialty Pharmaceuticals segment were $2.2 million in the three months ended March 31, 2007; a decrease of $1.4 million, or 37%, over the three months ended March 31, 2006. This decrease was primarily due to a reduction in sales related personnel. This was the result of the Company’s increased focus on respiratory products and the disposition of some of the Company’s non-respiratory product lines.

Six Months Ended March 31, 2007 Compared to the Six Months Ended March 31, 2006

Consolidated Results of Operations

Net Sales. Our net sales for the six months ended March 31, 2007 were $10.4 million, a decrease of $3.4 million, or 25%, from the six months ended March 31, 2006. The decrease in our consolidated net sales for the six months ended March 31, 2007 reflected a decrease of $2.2 million in net sales in our Specialty Pharmaceuticals segment due to the sale of our Xodol and Histex product lines, a decrease of $0.5 million in net sales of our Analytica International subsidiary, and a decrease of $0.5 million in our Biovest subsidiary.

Cost of Sales. Our cost of sales for the six months ended March 31, 2007 was $3.0 million, or 29% of net sales, compared to $4.5 million, or 33% of net sales, during the six months ended March 31, 2006. This represented a decrease of $1.5 million, or 33%, over the three months ended March 31, 2006 attributable to the decrease in corresponding sales.

Research and Development Expenses. Our research and development costs were $10.0 million for the six months ended March 31, 2007; an increase of $3.9 million, or 64%, over the six months ended March 31, 2006. This increase included $4.0 million in SinuNase development compared to $1.0 million in SinuNase development for the same period last year. These were anticipated expenses associated with the commencement of the SinuNase Phase 3 clinical trials. Our Biovest subsidiary research and development expense increased from $5.1 million in the six months ended March 31, 2007 to $6.1 million in the three months ended March 31, 2006 due to increase emphasis on BiovaxID research and its phase 3 clinical trials from the same period last year. Biovest has increased its clinical sites to include sites in Russia and the Ukraine. We expect that our research and development costs will continue to increase as we continue our clinical trials for SinuNase and BiovaxID.

Sales and Marketing expenses. Our sales and marketing expenses were $4.4 million for the six months ended March 31, 2007; a decrease of $2.4 million, or 35%, over the six months ended March 31, 2006. This decrease was primarily due to a $2.1 million reduction in our Specialty Pharmaceuticals segment. This was the result of the Company’s increased focus on respiratory products and the disposition of some of the Company’s non-respiratory product lines.

General and Administrative Expenses. Our general and administrative expenses were $13.2 million for the six months ended March 31, 2007; an increase of $1.1 million, or 9%, over the six months ended March 31, 2006.

Royalty expenses. Our royalty expenses were $-0- million for the six months ended March 31, 2007; a decrease of $0.8 million, or 100%, over the six months ended March 31, 2006. This decrease was due to the sale of the Xodol product line.

Interest Expense and change in fair value of convertible debentures, net. In the three months ended March 31, 2007, our net interest expense and change in fair value of convertible debentures was $12.9 million, an increase of $10.6 million, over the six months ended March 31, 2006. The increase was due primarily to interest on our existing Laurus term notes, existing Laurus revolver, Pulaski term note, and the adjustment to fair market value the convertible debentures of $7.1 million. Interest income in both years was nominal.

Loss on sale of assets. Our loss on sale of assets was $1.2 million for the six months ended March 31, 2007; an increase of $1.2 million, or 100%, over the six months ended March 31, 2006. This increase was due to the disposition of our Xodol and Histex products in our Specialty Pharmaceuticals segment. The net effect on cash was an increase of $1.3 million.

Derivative gain (loss). Derivative gain was $8.2 million for the six months ended March 31, 2007 as compared to a gain of $2.9 million for the six months ended March 31, 2006. This increase was related to the Laurus financing arrangement that commenced in the 2005 fiscal year and the derivative instruments issued in conjunction with the Midsummer transactions in September 2006 and February 2007, and results primarily from the decrease in our common stock price on which the derivative liabilities are based.

Loss on financing transaction. In the six months ended March 31, 2007, our loss on financing transaction was $8.8 million compared to no loss for the six months ended March 31, 2006. This loss is attributable to Biovest warrants issued to Laurus Master Fund, Ltd. for Biovest shares owned by Accentia in order to obtain consent for various transactions including the termination of a first right of refusal agreement with Biovest, the sale of our interest in Biolender, LLC, and termination of the Biologics Products Commercialization Agreement with Biovest.

Absorption of prior gains against minority interest. Absorption of prior gains against minority interest was $0.3 million in the six months ended March 31, 2007, a decrease of $1.4 million, primarily due to the sale of Biovest stock to a third-party in the NMTC 2 transaction.

Preferred Stock Dividends. In the six months ended March 31, 2007, we incurred no dividend costs, compared to $0.04 in the six months ended March 31, 2006. There was no dividend cost in the three months ended March 31, 2007 due to the conversion of all Series E preferred stock to common stock at our Initial Public Offering in November 2005. Dividends for the six months ended March 31, 2006 consisted of dividends accrued on our Series E preferred stock.

Segment Operating Results

	For the Six months ended March 31,
	2007		2006
	Amount	% of Segment Net Sales	Amount	% of Segment Net Sales
Net Sales:
Biopharmaceutical Products and Services-
Biovest	$2,878,925		$3,373,971
All other business units	4,588,318		5,323,312

Total Biopharmaceutical Products and Services	7,467,243		8,697,283
Specialty Pharmaceuticals	2,972,284		5,174,608

Total Net Sales	$10,439,527		$13,871,891

Cost of Sales:
Biopharmaceutical Products and Services-
Biovest	$1,617,236		$1,831,442
All other business units	870,726		1,411,978

Total Biopharmaceutical Products and Services	2,487,962	33%	3,243,420	37%
Specialty Pharmaceuticals	549,504	18%	1,282,968	25%

Total Cost of Sales	$3,037,466		$4,526,388

Gross Margin:
Biopharmaceutical Products and Services-
Biovest	$1,261,689		$1,542,529
All other business units	3,717,592		3,911,334

Total Biopharmaceutical Products and Services	4,979,281	67%	5,453,863	63%
Specialty Pharmaceuticals	2,422,780	82%	3,891,640	75%

Total Gross Margin	$7,402,061		$9,345,503

Research and Development Expenses:
Biopharmaceutical Products and Services
Biovest	$6,065,613		$5,158,991
All other business units	3,962,963		965,115

Total Biopharmaceutical Products and Services	10,028,576	134%	6,124,106	70%
Specialty Pharmaceuticals	—	0%	—	0%

Total Research and Development Expenses	$10,028,576		$6,124,106

Sales and Marketing Expenses:
Biopharmaceutical Products and Services
Biovest	$63,535		$89,220
All other business units	—		320,946

Total Biopharmaceutical Products and Services	63,535	1%	410,166	5%
Specialty Pharmaceuticals	4,372,551	147%	6,448,535	125%

Total Sales and Marketing Expenses	$4,436,086		$6,858,701

Biopharmaceutical Products and Services

Net Sales. Our net sales in our Biopharmaceutical Products and Services segment for the six months ended March 31, 2007 were $7.5 million, a decrease of $1.2 million, or 14%, from the six months ended March 31, 2006. This decrease was attributable primarily a decrease of $0.5 million in net sales of our Analytica International subsidiary, and a decrease of $0.5 million in net sales in our Biovest subsidiary.

Cost of Sales. Our cost of sales in the Biopharmaceutical Products and Services segment for the six months ended March 31, 2007 was $2.5 million, or 33% of segment net sales, compared to $3.2 million, or 37% of segment net sales, during the six months ended March 31, 2006.

Research and Development Expenses. Our research and development costs were $10.0 million for the six months ended March 31, 2007; an increase of $3.9 million, or 64%, over the six months ended March 31, 2006. This increase included $4.0 million in SinuNase development compared to $1.0 million in SinuNase development for the same period last year. These were anticipated expenses associated with the commencement of the SinuNase Phase 3 clinical trials. Our Biovest subsidiary research and development expense increased from $5.1 million in the six months ended March 31, 2007 to $6.1 million in the three months ended March 31, 2006 due to increase emphasis on BiovaxID research and its phase 3 clinical trials from the same period last year. Biovest has increased its clinical trial sites to include sites in Russia and the Ukraine. We expect that our research and development costs will continue to increase as we continue our clinical trials for BiovaxID and commence our clinical trials for SinuNase.

Sales and Marketing Expenses. Our sales and marketing expenses in the Biopharmaceutical Products and Services segment were $0.06 million in the six ended March 31, 2007; a decrease of $0.3 million, or 85%, over the six months ended March 31, 2006. This was attributable to a decrease in expenses relating to educating healthcare professionals about the fungal etiology of chronic sinusitis.

Specialty Pharmaceuticals

Net Sales. Net sales in the Specialty Pharmaceuticals segment for the six months ended March 31, 2007, including net sales to related parties, were $3.0 million, a decrease of $2.2 million, or 42%, from the six months ended March 31, 2006. This decrease was primarily attributable to the sales of our Xodol and Histex product lines and returns of the MD Turbo products.

Cost of Sales. Our cost of sales in the Specialty Pharmaceuticals segment for the six months ended March 31, 2007 was $0.5 million, or 19% of net sales, compared to $1.3 million, or 25% of net sales, during the six months ended March 31, 2006. The decrease in cost of sales was attributable to a decrease in sales for the period. .

Research and Development Expenses. There were no research and development expenses in our Specialty Pharmaceuticals segment in either of the six month periods ended March 31, 2007 or 2006.

Sales and Marketing Expenses. Our sales and marketing expenses in the Specialty Pharmaceuticals segment were $4.4 million in the six months ended March 31, 2007; a decrease of $2.1 million, or 32%, over the six months ended March 31, 2006. This decrease was primarily due to a reduction in sales related personnel.

Liquidity and Capital Resources

Sources of Liquidity

The accompanying financial statements have been prepared on a going concern basis, which assumes Accentia will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements, the Company incurred net losses of $38.7 million and used cash from operations of $21.9 million during the six months ended March 31, 2007, and has a working capital deficit of $45.0 million at March 31, 2007. The Company projects operating deficits for fiscal 2007 before consideration of potential funding sources for this same period. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Funding to date of the Company’s working capital requirements has resulted principally from the issuance of common and preferred stock and proceeds from debt.

The Company is currently engaged in efforts to restructure certain existing indebtedness in order to increase available funds on a near-term basis, and is also seeking additional financing through public or private equity offerings, additional debt financings, corporate collaborations, or licensing transactions, the Company cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of the research or development programs or commercialization efforts.

At March 31, 2007, Biovest had $2.0 million in cash on hand of which $1.4 was set aside to help pay anticipated start-up expenses associated with Biovest’s new AutovaxID facility. Biovest will need to raise significant additional funding in the very near term to finance its operations. Under certain existing agreements, the Company is prohibited from making further loans to or investment in Biovest, so Biovest must obtain such funding from external sources. In this regard, Biovest is currently seeking short term private debt financing while also seeking longer term debt or equity financing. Biovest has given no assurances to the Company that it will be able to obtain the necessary funding. If adequate funds are not available, Biovest will be required to delay, reduce the scope of, or eliminate one or more of its research and development programs and may consider the sale of non-vaccine related assets.

No assurances can be given that such financing will be available. While management is confident that they will raise the capital necessary to fund operations and achieve successful commercialization of the products under development, there can be no assurances in that regard. The financial statements do not include any adjustments that may arise as a result of this uncertainty.

Debt Financing

As of March 31, 2007, our long-term debt, including accrued but unpaid interest, current maturities of long-term debt, and lines of credit, not including discount was $77.0 million. We currently have credit facilities with various lenders, including the following:

Credit Facility with Laurus Master Fund, Ltd. On April 29, 2005, we entered into a credit facility with Laurus Master Fund, Ltd., or Laurus. The Laurus credit facility originally provided for total loan availability of $10 million, consisting of a $5 million term loan and a revolving credit facility of up to $5 million. As of March 31, 2007, a total of $6.8 million in principal amount was outstanding under the term loan portion of the credit facility, while $5.0 million in principal amount was outstanding under the revolving loan portion of the credit facility. On August 16, 2005, the credit facility was amended to increase the term loan portion of the credit facility from $5.0 million to $10.0 million in principal amount. Laurus Term Loan payments were approximately $1.0 million for the three months ended March 31, 2007 and $1.9 million for the six months ended March 31, 2007. The Laurus line of credit balance fell approximately $4.5 million for the three months ended March 31, 2007, and $5.3 million for the six months ended March 31, 2007.

The term loan portion of the Laurus credit facility is evidenced by an amended and restated secured convertible term note, dated August 16, 2005, in the principal amount of $10 million. The revolving loan portion of the credit facility is evidenced by an amended and restated secured convertible minimum borrowing note in the amount of $2.5 million and a secured revolving note of up to $5 million, provided that the aggregate principal amount under both notes combined may not exceed $5 million. Both of the revolving loan notes are dated as of April 29, 2005. Under the revolving loan, we have the right to borrow up to the sum of 85% of all of eligible accounts receivable and 50% of eligible inventory pledged to secure the loan (with the eligibility criteria being set forth in the loan agreements), as well as 50% of the market value of publicly traded securities pledged by the Francis E. O’Donnell Irrevocable Trust #1. Our initial advance under the revolving loans was $5.0 million, of which $2.5 million was repaid in November 2005. Laurus waived our minimum collateral requirements under our borrowing base for a period of 180 days after April 29, 2005, provided that we pay an applicable over-advance interest rate of 10% per annum on any over-advanced amount.

In connection with the Laurus credit facility, as amended, we issued to Laurus a warrant to purchase a number of shares of our common stock that is equal to $8.0 million divided by our per share initial public offering price of $8.00. Based on the initial public offering price of $8.00 per share, a total of 1,000,000 shares of our common stock are subject to this warrant agreement at an exercise price of $8.00 per share. The warrant will expire on the fifth anniversary of the date of warrant issuance. Laurus may exercise the warrant with cash, in a cashless exercise pursuant to the surrender of the warrant or shares issuable under the warrant, or any combination of the foregoing. We have the right to require Laurus to exercise this warrant so long as (i) there is an effective current registration statement in place covering the resale of all of the shares of our common stock issuable to Laurus pursuant to the credit facility and (ii) the average closing price of our common stock for the 20 consecutive trading days immediately preceding the forced exercise date is greater than 140% of our per share initial public offering price. As a part of the August 2005 amendment to the Laurus credit facility, we granted to Laurus an additional warrant to purchase up to 277,778 shares of our common stock at an exercise price of $.001 per share. This additional warrant is immediately exercisable and, except for the absence of a forced exercise provision, has substantially the same terms and conditions as the other warrant granted to Laurus.

The principal and accrued but unpaid interest under each of the Laurus notes were convertible at the option of Laurus into shares of our common stock at an initial conversion price of $6.95 per share. After the completion of our initial public offering, the conversion price became an amount equal to 85% of the per share initial public offering price or $5.91 per share. However, these notes cannot be converted by Laurus until the earlier of 270 days after the date of the note or 180 days after our initial public offering. In connection with this credit facility, we entered into a registration rights agreement under which we agreed to register for public resale all of the shares of our common stock into which the amended and restated secured convertible term note, amended and restated secured convertible minimum borrowing note, and the warrants granted to Laurus are convertible or exercisable. However, these registration rights do not apply to the secured revolving note. At any time after the effectiveness of a registration statement covering the resale of the shares into which these notes are convertible, up to $2.5 million in principal amount under the secured revolving note may be transferred by Laurus to the amended and restated secured convertible minimum borrowing note, thereby making such portion of the principal amount subject to the registration rights agreement.

The amended and restated secured convertible term note accrues interest at a rate of the greater of 10% per annum or prime rate plus 4%. The amended and restated secured convertible minimum borrowing note and secured revolving note accrue interest at a rate equal to the greater of 7.75% per year or prime rate plus 2%. However, provided that (i) there is an effective registration statement in place covering the resale of the shares into which the notes are convertible and (ii) the market price of our common stock exceeds the conversion price by 25% for five consecutive trading days, then the interest rate will be reduced by 2% for each 25% of increase in the market price of our common stock above the conversion price.

The amended and restated secured convertible term note is payable through April 29, 2008 in equal monthly payments of principal and interest of $0.3 million. The secured revolving note and amended and restated secured convertible minimum borrowing note are due on April 29, 2008 with all accrued but unpaid interest payable monthly. We have the right to redeem the notes (other than the secured revolving note) at any time at a redemption price equal to 130% of the principal amount of the note plus all accrued but unpaid interest, subject to the right of Laurus to convert the note prior to a redemption. The secured revolving note may be prepaid at any time without penalty. On any date on which a payment is due under the amended and restated convertible term note, Laurus is required to convert the monthly payment amount into shares of common stock so long as and to the extent that (i) there is an effective current registration statement in place covering the resale of all of the shares of our common stock issuable to Laurus pursuant to the credit facility, (ii) the average closing price of our common stock for the five trading days immediately preceding the payment date is greater than 125% of the note conversion price, and (iii) the number of shares of common stock to be issued as payment does not exceed 25% of the aggregate dollar trading volume of our common stock during the 22 immediately preceding trading days. Under the amended and restated secured convertible term note and amended and restated secured convertible minimum borrowing note, Laurus is required to convert such note into a number of shares of our common stock equal to 20% of the aggregate trading volume of our common stock during the five immediately trading days at the conversion price provided that (i) there is an effective current registration statement in place covering the resale of all for the shares of our common stock issuable to Laurus pursuant to the credit facility, (ii) the average closing price of our common stock for the five trading days immediately preceding the conversion date is greater than 125% of the note conversion price, and (iii) the amount of the conversion does not exceed 20% of the aggregate dollar trading volume of our common stock during the 20 immediately preceding trading days.

The Laurus notes are secured by a first priority security interest in all of our tangible and intangible assets and our Analytica subsidiary (including the stock of their respective subsidiaries). This security interest does not extend to any assets of our Accentia Pharmaceuticals, Biovest, or IMOR subsidiaries. The notes are also secured by certain publicly traded securities owned by the Francis E. O’Donnell Jr. Irrevocable Trust #1.

On December 29, 2005, Laurus agreed to make a loan to us in excess of the Formula Amount under the Security Agreement dated April 29, 2005. This overadvance is in the amount of up to $2.5 million. In connection with this overadvance, we granted Laurus a warrant to purchase up to 51,000 shares of common stock at an exercise price of $0.01 per share.

On July 31, 2006, we repaid our loan to Harbinger Mezzanine Partners and increased the principal amount outstanding under our revolving credit line with Laurus to $7.5 million under an overadvance letter agreement with Laurus.

Credit Facility with Laurus Master Fund, Ltd., Biovest – On March 31, 2006, our majority-owned subsidiary, Biovest closed a financing transaction (the “Transaction”) with Laurus, pursuant to which Laurus purchased from Biovest a secured promissory note in the principal amount of $7,799,000 (the “Note”) and a warrant to purchase up to 18,087,889 shares of Biovest’s common stock at an exercise price of $.01 per share (the “Warrant”). Since June 2003, we have been the primary source of financing for Biovest; however, this Transaction with Laurus represents the initial financing by Biovest from sources other than us.

The Note and Warrant were purchased pursuant to a Note and Warrant Purchase Agreement between Biovest and Laurus (the “Purchase Agreement”). The following describes certain material terms of and activity related to the Biovest Transaction:

•

Under the terms of the Note, $299,000 of the principal amount was disbursed at the closing of Laurus and other third parties to cover closing fees and expenses relating to the transaction, and $7,500,000 of the principal amount was deposited into a restricted bank account of Biovest (the “Restricted Account”) pursuant to a restricted account agreement between Biovest and Laurus.

•

Under otherwise agreed by Laurus is expected to authorize disbursements from the Restricted Account as the Company is able to secure additional working capital financing, including without limitation through financings involving New Market Tax Credits in the amounts and of the type more particularly described in the Transaction documents. On April 28, 2006, $2.5 million was released from the restricted account as part of a financing transaction involving New Market Tax Credits.

•

Pursuant to the original terms of this secured promissory note, Biovest was required to make certain principal and interest payments commencing in calendar 2007. Biovest did not commence making such payments when originally due and reached an understanding that such payments would not commence while Biovest sought additional financing. This understanding was formalized into a letter agreement dated March 21, 2007 (the “Letter Agreement”). Biovest closed a short-term borrowing of $750,000 from Pulaski Bank and this Letter Agreement became effective on April 17, 2007. In addition to formalizing and continuing Laurus’ forbearance, the Letter Agreement rescheduled future payments due from the Company to Laurus under the Note. Under the Letter Agreement past due and ongoing principal payments on the Note are deferred until August 1, 2007, when adjusted monthly principal payments of $0.3 million per month will commence. As consideration for the forbearance Biovest granted to Laurus a non-cancelable royalty equal to three percent 3% of world-wide net sales of AutovaxID instruments for a period of five years commencing on the earlier of May 31, 2007 or the completion of a long term financing by Biovest. Under the terms of the royalty agreement Biovest’s royalty payments to Laurus are required to aggregate a minimum of $8.0 million with $0.5 million of the minimum royalty being payable on December 31, 2007 and the balance (if any), less actual royalties paid, being due at the end of the five year royalty term. In addition, upon satisfaction of certain conditions of the Letter Agreement, Laurus consented to Biovest seeking and, if available, entering into bridge loans in an aggregate amount of up to $7.0 million.

•

The Note will become due and payable on March 31, 2009, provided that any portion of the principal amount not contained in the Restricted Account will be amortized in equal monthly payments of principal and interest beginning on July 1, 2006 and ending on the maturity date. The initial monthly payment amount will be $9,060.61 per month, provided that as amounts are released from the Restricted Account from time to time, such amounts will be added to the amortizing portion of the Note, and the monthly payments will increase accordingly. The Note can be prepaid by Biovest at any time without penalty.

•

The outstanding principal amount of the Note will bear interest at a rate equal to the greater of the prime rate plus 2% or 9% per annum, except that any portion of the principal amount contained in the Restricted Account will bear interest at prime rate.

•

Sixty-four percent (64%) of the Note is guaranteed by us. We also have a separate credit facility with Laurus pursuant to which we pledged our assets as collateral, and pursuant to the Transaction documents, this pledge of collateral by us will also secure our guarantee of the Note. Additionally, all of the assets of Biovest, including its intellectual property and the stock of Biovax, Inc. subsidiary, were pledged by Biovest as collateral of the Note and Obligations to Laurus.

•	The Warrant provides that Laurus may purchase up to 18,087,889 shares of Biovest’s common stock at an exercise price equal to $.01 per share. The Warrant will expire on March 31, 2021.

•

In connection with the Transaction, Laurus and Biovest entered into a registration rights agreement providing that Laurus will have the right to require Biovest to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the shares issuable to Laurus pursuant to the exercise of the warrant. Biovest will be required to file such registration statement within sixty (60) days after written demand by Laurus, provided that in no event will Biovest be required to file such registration statement earlier than ninety (90) days after the closing of the Transaction.

The note payable provides for monthly payment provisions, a variable interest feature that includes a cap of 9.0% and a default put at 130% of face value for certain contingent events, including service defaults and changes in control, for the amortizing portion of the arrangement; these features are not present for unreleased, non-amortizing balances. We evaluated all terms and conditions of the amortizing notes for indications of embedded derivative financial instruments. While the interest rate cap was found to be clearly and closely related to the host instrument, we determined that the default put did not meet the clearly and closely related criteria as provided in FASB 133 Derivative Financial Instruments. Accordingly, upon release of funds underlying the first tranche, we reclassified an amount of $306,750 which represents the estimated fair value of the default put liability to derivative liability. Upon release of funds under the second tranche, we reclassified $122,700 to derivative liability. The default liability is initially and subsequently carried at fair value with changes recorded in income. Accordingly, $340,582 is recorded as a derivative liability in the accompanying balance sheet on March 31, 2007.

New Market Tax Credit Financing. On April 25, 2006, Biovest, through its wholly-owned subsidiary, Biovax, Inc. (“Biovax”) became the recipient of $3.0 million in net-funds under a qualified New Market Tax Credit Program (“NMTC”). The NMTC was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce investment capital in underserved and impoverished areas of the United States. The Act permits taxpayers (whether companies or individuals) to claim credits against their Federal income taxes for up to 39% of qualified investments in qualified, active low-income businesses or ventures. Biovax is a qualified, active low-income business and is eligible to receive investment capital under the NMTC.

NMTC investments are made though Community Development Entities (“CDE”); such entities are qualified for this purpose through the U.S. Department of the Treasury. The CDE investor in the Company’s financing arrangement is Telesis CDE II, LLC, which was established solely for this investment. Telesis CDE II, LLC is managed and partially owned (0.01%) by Telesis CDE Corporation, which is a private financial institution. The remaining equity interest in Telesis CDE II, LLC (99.99%) is owned by Biovax Investments, LLC (the “Fund”), a company established solely for the purpose of facilitating this NMTC financing arrangement. The Fund equity is owned 99.99% by US Bancorp and 0.01% by Telesis CDE Corporation.

The fund was capitalized with $3.6 million equity from US Bancorp and a nominal equity investment by Telesis CDE Corporation. In addition, Biovest and the Company, through a consolidated subsidiary, loaned $8.5 million to the Fund pursuant to a 5.18%, annual rate, senior-secured, convertible note receivable, due in seven and one-half years. The note is convertible at the option of the Fund into shares of Biovest’s common stock at a price based upon trading market prices of Biovest’s common stock near the maturity date in seven and one-half years. These proceeds received by the Fund from the aforementioned financing transactions were used to make a contemporaneous 99.99% equity investment in Telesis CDE II, LLC ($12.0 million) and payment for management, legal and accounting fees ($0.1 million).

Telesis CDE II, LLC, upon receipt of its equity funding, contemporaneously issued $11.5 million to Biovax for (a) a 1.0% convertible promissory note payable, due in seven and one-half years, (b) warrants to purchase 1.2 million shares of Biovest’s common stock over a period of nine-years at a fixed price of $9.00 and (c) warrants to purchase 0.2 million shares of the Company’s common stock over a period of seven years at a fixed price of $1.30. The convertible promissory note is convertible into common stock at the option of Telesis CDE II, LLC within 5 days of the maturity date at a conversion price equaling the then trading market price of the common stock. The overall arrangement provides that in the event Telesis CDE II, LLC converts the note payable, the aforementioned note receivable is subject to immediate conversion at the same conversion price.

New Market Tax Credit Financing 2. On December 8, 2006, Biovest, through its subsidiary, AutovaxID, closed a second NMTC financing transaction (the “Transaction”). In the Transaction, AutovaxID entered into a QLICI Loan Agreement in which St. Louis New Markets Tax Credit Fund-II, LLC (the “CDE”) made a loan to AutovaxID, evidenced by a Subordinated Promissory Note dated as of December 8, 2006, in the principal amount of $7,700,000 (“CDE Loan”). The CDE Loan has a maturity date of December 8, 2036 and is described in more detail below, qualified entirely by the QLICI Loan Agreement attached as an exhibit. The following parties were involved in the Transaction: AutovaxID, Accentia, Biolender II, LLC, the CDE, St. Louis Development Corporation (“SLDC”), AutovaxID Investment LLC (“Leverage Fund”), U.S. Bancorp Community Investment Corporation (“USBCIC”) and Laurus.

Under a License and Asset Purchase Agreement dated as of December 8, 2006, Biovest granted a nonexclusive license to the intellectual property enabling AutovaxID to manufacture and sell automated cell culture instruments in the United States, Canada and Mexico (the “License”), which license will become exclusive upon the occupancy by AutovaxID of a space located at 1031 Macklind Avenue, St. Louis, Missouri (the “New Plant”). Biovest also agreed to sell AutovaxID certain equipment (the “Equipment”) to AutovaxID upon the occupancy by AutovaxID of the New Plant. AutovaxID must use its best efforts to occupy the New Plant by March 31, 2007, and must occupy the new plant by June 15, 2007. As full purchase price for the License and related business opportunity, AutovaxID paid us $5,600,000. Upon the attainment of occupancy of the New Plant, AutovaxID will pay us fair market value for the Equipment, which is estimated to be $896,100.

On December 8, 2006, Accentia loaned to Biovest $3,100,000 pursuant to a Secured Promissory Note (the “Accentia Note”). Under the terms of the Accentia Note, interest shall accrue at a rate equal to prime rate, payable upon demand of Accentia. Biovest shall pay principal and interest as follows: (a) $1,100,000 paid to Accentia upon the closing of the Transaction and (b) the remaining $2,000,000 of principal and all accrued and unpaid interest shall be paid by us upon demand by Accentia.

In contemplation of the Transaction, Biovest formed Biolender II, LLC (“Biolender II”) as a Delaware limited liability company. On December 8, 2006, $2,500,000 was released from the Restricted Account created under the Laurus Note, which together with the amount loaned to us under the Accentia Note funded the purchase of a 100% equity interest in Biolender II for our benefit. The entire equity interest in Biolender II owned by us has been pledged to Laurus as collateral to secure the Laurus Note.

Upon the completion of the funding of Biolender II by us and receipt of $2,400,000 from USBCIC via an equity investment in the Leverage Fund, Biolender II and the Leverage Fund entered into a Loan and Security Agreement pursuant to which Biolender II made a loan to the Leverage Fund in the principal amount of $5,600,000 (the “Leverage Loan”), evidenced by a promissory note dated as of December 8, 2006 payable from the Leverage Fund to Biolender II (the “Leverage Note”). The Leverage Note becomes due on December 10, 2013.

Interest on the Leverage Loan accrues on the outstanding principal amount of the Leverage Loan at the rate of 8.00% per annum, non-compounding, commencing on December 8, 2006 until May 9, 2014; and shall be payable in arrears on an annual basis commencing on the first business day after December 31, 2006. Any remaining accrued and unpaid interest shall be payable in one installment on the maturity date. All interest on the Leverage Loan shall accrue based on the actual number of days elapsed and calculated based on a year of three hundred and sixty (360) days. The outstanding principal amount on the Leverage Loan is due on maturity in cash.

The Leverage Fund then contributed equity to the CDE (the “QEI Contribution”), which equity is expected to constitute a “qualified equity investment” (“QEI”) under the New Markets Tax Credit Program authorized by Section 45D of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (collectively, the “Code” and the program the “NMTC Program”) and administered by the Community Development Financial Institutions Fund of the United States Treasury Department (“CDFI Fund”). All of Leverage Fund’s interest in the CDE has been pledged to Biolender II as collateral for the Leverage Note.

The proceeds of the QEI Contribution were used by the CDE to fund the CDE Loan, which is expected to constitute a “qualified low-income community investment” (“QLICI”) under the NMTC Program. AutovaxID’s business is and will be conducted within a United States population census tract which constitutes a Low-Income Community under the NMTC Program. As a condition of making the equity contribution to the Leverage Fund, USBCIC required AutovaxID to indemnify it under a Tax Credit and Reimbursement and Indemnity Agreement against any loss of the tax credits as a result of the CDE Loan to constitute a QLICI and certain other conditions generally known as a recapture event.

The following describes certain material terms of the CDE Loan and transactional warrants related to the Transaction:

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The CDE Loan has a principal amount of $7,700,000 and matures on December 8, 2036. Pursuant to a call right, for a period of six months starting on December 8, 2013, the CDE will have the right to call for the repayment of the CDE Loan in the amount of $5,721,000, in full satisfaction of the principal on the CDE Loan. Interest on the outstanding principal amount of the CDE Loan shall accrue at the rate of 5.82% per annum, non-compounding and shall be payable in arrears on an annual basis commencing on January 2, 2007, and continuing until maturity. The CDE Loan is guaranteed by us.

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The CDE Loan is secured by second lien on all assets of AutovaxID for the benefit of the CDE pursuant to a Second-Lien Security Agreement between AutovaxID and the CDE dated as of December 8, 2006. Laurus has a senior lien on the assets of AutovaxID through the security agreement from us to Laurus, which AutovaxID joined by way of a Joinder Agreement.

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The CDE Loan shall be due and payable by AutovaxID in full on the maturity date of the CDE Loan. However, if the CDE exercises its call right pursuant to the CDE Loan, then the CDE Loan becomes due and payable on the date of such call for the amount of $5,721,000, in full satisfaction of the principal on the CDE Loan, together with all accrued but unpaid interest.

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AutovaxID has the right to prepay the CDE Loan at any time, provided that, if it prepays the CDE Loan on or before May 8, 2014, (i) it prepays the entire CDE Loan amount, (ii) the CDE consents to such prepayment and USBCIC and the managing member of the CDE agree on the reinvestment of such proceeds in an alternative investment that would qualify as a QLICI and (iii) AutovaxID or the Individual Guarantors (as defined below) under the Tax Credit and Reimbursement and Indemnity Agreement pay to USBCIC any recapture amount as so specified in such agreement.

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All indebtedness owed by AutovaxID and its subsidiaries to the CDE, including its right to receive payments of principal and interest under the CDE Loan, is expressly subordinate to the extent set forth under the Telesis Subordination Agreement dated as of December 8, 2006 entered into by Laurus, the CDE, USBCIC, AutovaxID and us.

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Under a Put Option Agreement, starting on December 9, 2013, USBCIC will have the right to require Biolender II to purchase the equity interests of the Leverage Fund during a three month exercise period. Biolender II shall have the obligation to acquire the member’s interest in the Leverage Fund under this Put Option Agreement for the payment to USBCIC of $120,000. Furthermore, under a Purchase Option Agreement, for a three month period after the expiration of the put option and to the extent that the put option was not exercised, Biolender II will have the option to purchase USBCIC’s equity interests in the Leverage Fund based on the fair market value of the equity interests at that time.

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NMTC compliance expenses of the CDE and the Fund, to the extent not pertaining to an investment other than the CDE Loan, are to be paid by us pursuant to a Reimbursement Agreement between us and SLDC, the manager of both the Fund and the CDE. These reimbursable expenses are limited to $32,000 annually. Any expenses in excess of such amount will be paid by AutovaxID.

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All amounts payable by AutovaxID under the CDE Loan are guaranteed by us. In addition, Biovest and certain officers, directors and shareholders of the Company and/or Accentia (and related trusts) (“Individual Guarantors”) guarantee the payment of all obligations under AutovaxID’s indemnity to USBCIC. The Individual Guarantors’ obligations are proportionate and provide for a maximum aggregate liability for each of the Individual Guarantors as set forth in the Guaranty Agreement. Biovest entered into Indemnity Agreements with the Individual Guarantors, and, in consideration of such guaranties, has granted warrants to the Individual Guarantors for the purchase of a total of 2,629,543 shares of our common stock at $1.10 per share in proportion to the amounts of their guaranties.

In connection with the Transaction, seven individuals personally guaranteed certain of Biovest’s obligations regarding the Transaction. This included the guarantees of Francis E. O’Donnell, Jr., M.D., Chairman and CEO, together with certain related entities, for $1,150,000, Ronald E. Osman, Esq., a Director of Biovest, for $1,000,000, and Steven Arikian M.D., our President, Biopharmaceutical Products & Services and Director for $50,000. In addition, Biovest received guarantees by four other individual common shareholders of the Company. As consideration for these guarantees, Biovest issued seven warrants on December 8, 2006 to issue a total of 2,629,543 shares of common stock at an exercise price of $1.10 per share, vesting in their entirety on December 14, 2006 and expiring on December 13, 2016. These include warrants to O’Donnell, Osman and Arikian for the purchase of 679,545, 590,909, and 29,545 shares of common stock, respectively.

Loans from Pulaski Bank. On January 16, 2007, Biovest closed an amended and restated loan transaction (the “Loan”) with Pulaski Bank and Trust Company of St. Louis, MO (“Pulaski”), pursuant to which Pulaski loaned the sum of $1 million to Biovest pursuant to an unsecured Promissory Note (the “Note). The Note is guaranteed by entities and individuals affiliated with the Company or Biovest. Biovest has entered into Indemnification Agreements with each of the guarantors. Biovest issued to the guarantors warrants to purchase an aggregate total of 1,388,636 shares of Biovest’s Common Stock, par value $0.01 per share, at an exercise price of $1.10 per share (the “Warrants”). The Warrants will expire on January 15, 2012. Under the terms of the Warrants, the guarantors shall have piggy-back registration rights for the shares underlying the Warrants. The Note is an unsecured obligation of Biovest and is subordinated to Biovest’s outstanding loan to Laurus.

On March 22, 2007, Biovest entered into a short term financing transaction (the “Loan”) with Pulaski, pursuant to which Pulaski has agreed to loan up to $750,000 to Biovest pursuant to an unsecured Promissory Note (the “Note). The Note as extended, with interest at the rate of the prime rate minus .05% (7.75% per annum initially) will become due on May 21, 2007. On May 3, 2007, Biovest entered into a renewal of the Note, pursuant to which Pulaski and Biovest extending the maturity date of the Note from April 22, 2007 to May 21, 2007. In consideration of this extension, Biovest paid additional closing fees relating to the loan transaction. The Note is guaranteed by entities and individuals affiliated with Biovest. Biovest has entered into Indemnification Agreements with each of the guarantors. Biovest issued to the guarantors warrants to purchase an aggregate total of 409,090 shares of Biovest’s Common Stock, par value $0.01 per share, at an exercise price of $1.10 per share (the “Guarantor Warrants”). The Guarantor Warrants will expire on March 21, 2012. Under the terms of the Warrants, the guarantors shall have piggy-back registration rights for the shares underlying the Warrants. Under the terms of the Note, $18,750 out of the gross proceeds of the Initial Borrowing was paid to Pulaski to cover closing fees relating to the transaction. The Company issued to Pulaski a warrant (the “Pulaski Warrant”) to purchase up to 25,000 shares of the Company’s Common Stock, par value $0.01 per share, at an exercise price of $1.10 per share. The Pulaski Warrant will expire on March 21, 2012. Under the terms of the Pulaski Warrant, Pulaski shall have piggy-back registration rights for the shares underlying the Warrant.

Loans from McKesson Corporation. On September 29, 2006, we made a $0.4 million payment to the McKesson Corporation (“McKesson”) to extinguish all remaining outstanding debt and accrued interest with the McKesson.

Bridge Loans from Hopkins Capital Group II, LLC. In June 2005, we borrowed an aggregate of $0.6 million in the form of a bridge loan from The Hopkins Capital Group II, LLC, otherwise referred to as Hopkins II. Dr. Francis E. O’Donnell, our Chief Executive Officer and Chairman, is the sole manager of Hopkins II, and several irrevocable trusts established by Dr. O’Donnell collectively constitute the largest equity owners of Hopkins II. The June 2005 bridge loan was evidenced by an unsecured interest-free promissory note that was due on the earlier of August 31, 2005 or the closing of this offering. A total of $0.6 million in principal was outstanding under this bridge loan as of June 30, 2005, and from July 1, 2005 through August 16, 2005, additional advances in the amount of $3.6 million were made by Hopkins II under this loan.

In August 2005, we entered into a new bridge loan agreement with Hopkins II that provides for aggregate borrowing availability of up to $7.5 million in principal amount at an interest rate of 4.25% per annum. In connection with this agreement, the $4.2 million advanced under the previous Hopkins II bridge loan was converted into an obligation under the new bridge loan agreement. The new bridge loan (including all accrued interest) will become due upon the earlier of August 16, 2007 or the completion by our company of a debt or equity financing that results in proceeds of more than $35.0 million (net of underwriting discounts, commissions, or placement agent fees). We may prepay the bridge loan at any time without penalty or premium. Notwithstanding the foregoing, on the date on which the bridge loan becomes due or on which we desire to prepay the loan, we must not be in default under our credit facility with Laurus, and the remaining balance under the Laurus credit facility at such time must be $2.5 million or less. If both of these conditions are not satisfied, then the bridge loan will not become due and cannot be paid until the first day on which both of these conditions are satisfied.

Under the August 2005 bridge loan agreement with Hopkins II, we have the unconditional right to borrow up to $5.0 million in the aggregate upon ten days’ prior written notice to Hopkins II, provided that our right to borrow any amounts in excess of $5.0 million is conditioned upon us either being in default under our credit facility with Laurus or having less than $5.0 million cash on hand at the time of the advance. The loan is unsecured and bears interest at a rate equal to 4.25% per annum, simple interest. No payments of principal or interest are due until the maturity date of the loan. The Hopkins II bridge loan is subordinate to the Laurus credit facility and the McKesson loans, provided that we may repay the bridge loan prior to the full satisfaction of our obligations to Laurus so long as the above-described conditions are satisfied. On May 15, 2006, Hopkins Capital Group II, LLC elected to convert $3.3 million of debt and accrued interest into 412,892 shares at $8.00 per share. The outstanding balance on March 31, 2007 was $1.1 million.

Credit Facility with Southwest Bank of St. Louis f/k/a Missouri State Bank. In addition to the Laurus credit facility, in December 2005, we secured a $3.0 million subordinated revolving credit agreement with Southwest Bank of St. Louis f/k/a Missouri State Bank and Trust Company. In March of 2006 we were granted an incremental $1.0 million expansion of the existing credit facility, bringing to total credit facility to $4.0 million. This loan bears interest at prime per annum and has a January 2007 maturity date. The agreement is secured by the accounts receivable and inventory of our Accentia Pharmaceuticals subsidiary. Additionally, the agreement is secured by assets and personal guarantees of the Francis E. O’Donnell Jr. Irrevocable Trust #1, Steven Stogel and Dennis Ryll (directors and/or principal shareholders of our company). As of March 31, 2007, all of the $4.0 million credit facility had been drawn and was outstanding.

Our level of debt affects our operations in several important ways, including the following:

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness;

•	our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	we may be unable to refinance our indebtedness on terms acceptable to us or at all;

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our cash flow may be insufficient to meet our required principal and interest payments; and we may default on our obligations and the lenders may foreclose on their security interests that secure their loans.

Private Placement of Convertible Debentures

September 2006 Private Placement

On September 29, 2006, we entered into definitive agreements relating to a private placement (the “September 2006 Private Placement”) of $25.0 million in principal amount of 8% Secured Convertible Debentures due September 29, 2010 (the “September 2006 Debentures”). The September 2006 Private Placement resulted in gross proceeds of $23.5 million after placement agent fees of $1.5 million but before other expenses associated with the transaction. To secure certain amounts payable by us to Laurus, our senior lender, a total of $7.3 million of the proceeds from the September 2006 Private Placement were placed into an escrow account and paid to Laurus when certain amounts become due under our credit facility with Laurus. Total conversions of principal to common stock of approximately $2.5 million all occurred during the three months ending March 31, 2007. 958,071 shares were issued upon conversion.

The September 2006 Debentures will be convertible at any time at the option of the holder into shares of our common stock at $2.60 per share, subject to adjustment for stock splits, stock dividends, and the like. In the event that we issue or grant in the future any rights to purchase any of our common stock, or other security convertible into our common stock, for an effective per share price less than the conversion price then in effect, the conversion price of all unconverted September 2006 Debentures will be decreased to equal such lower price. The September 2006 Debentures are also exchangeable for shares of common stock of Biovest held by us at an exchange price of $1.00 per share, subject to adjustment for stock splits, stock dividends, and the like, at any time after the earlier to occur of (i) September 29, 2007 or (ii) such time as the closing price of Biovest’s common stock exceeds $2.25 for each of 20 consecutive trading days, subject to certain volume requirements and other conditions. In the event that Biovest issues or grants in the future any rights to purchase any of Biovest’s common stock, or other security convertible into Biovest’s common stock, for a per share price less than the exchange price then in effect, the exchange price for all unconverted September 2006 Debentures will be decreased to equal such lower price. The above-described adjustments to the conversion price or exchange price for future stock issuances by us or Biovest will not apply to certain exempt issuances, including stock issuances pursuant to employee stock option plans and strategic transactions.

Prior to maturity the September 2006 Debentures will bear interest at 8% per annum with interest payable quarterly in arrears in cash, or, at our option, in shares of our common stock. Our ability to pay interest with shares of our common stock will be subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of interest and certain minimum trading volumes in the stock to be issued. Shares delivered in payment of interest will be valued at 90% of the average of the daily volume weighted average price of the shares for the 20 trading days prior to the interest payment date. From and after an event of default under the September 2006 Debentures and for so long as the event of default is continuing, the September 2006 Debentures will bear default interest at a rate of 18% per annum.

Beginning October 1, 2007, and on the 1st of each month thereafter, we will be required to redeem 1/37th of the face value of the September 2006 Debentures in cash or, at our election, with shares of our common stock, shares of Biovest common stock held by us, or a combination thereof. Our ability to pay interest with shares of our or Biovest common stock will be subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of the redemption amount and certain minimum trading volumes in the stock to be issued. Any payment in common stock of either us or Biovest may not exceed 15% of the total dollar traded volume in the applicable stock for the 20 trading days prior to the amortization payment. Any of our common stock or Biovest common stock delivered in satisfaction of an amortization payment will be valued at the lesser of (i) the conversion price or the exchange price, as the case may be, in effect at the time of the amortization payment or (ii) 90% of the average of the daily volume weighted average price of the applicable shares for the 20 trading days prior to the amortization payment. Any unconverted September 2006 Debentures will become due on September 29, 2010.

In the event that the average of the daily volume weighted average price of the shares of our common stock for any 20 consecutive trading days exceeds $6.50, we will have the right, but not the obligation, to require the holders of the September 2006 Debentures to convert into our common stock at the conversion price then in effect up to 50% of any outstanding September 2006 Debentures (or 100% of any outstanding September 2006 Debentures, in the event that the average of the daily volume weighted average price of the shares of our common stock for any 20 consecutive trading days exceeds 300% of the then-effective conversion price). Such a mandatory conversion is subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares into which the September 2006 Debentures are converted and certain minimum trading volumes in the stock to be issued. The registration statement was declared effective on November 17, 2006.

At any time beginning on the first anniversary of the effectiveness of a registration statement covering the resale of the shares of our common stock issuable upon conversion of the September 2006 Debentures, we may redeem, subject to specified conditions and upon 20 trading days’ written notice, any or all of the outstanding September 2006 Debentures for a redemption price of (i) cash of 120% of par plus accrued and unpaid interest on the September 2006 Debentures to be redeemed and (ii) warrants to subscribe for a number of shares of our common stock equal to the principal amount of the September 2006 Debentures to be redeemed, divided by the conversion price then in effect. Such warrants will have an exercise price equal to the average of the daily volume weighted average price for the shares of our common stock for the 20 trading day period immediately preceding the redemption and a term equal to the weighted average remaining term of the September 2006 Debentures.

As a part of the September 2006 Private Placement, we issued warrants to the purchasers of the September 2006 Debentures giving them the right to purchase up to an aggregate of 3,136,201 shares of our common stock at an exercise price of $2.75 per share, provided that such warrants may be alternatively exercised for shares of Biovest common stock held by us at an exercise price of $1.10 per share. The warrant exercise prices are subject to adjustment for stock splits, stock dividends, and the like. The warrants may not be exercised for any shares of Biovest common stock until the earlier to occur of (i) September 29, 2007 or (ii) such time as the closing price of Biovest’s common stock exceeds $2.25 for each of 20 consecutive trading days, subject to certain volume requirements and adjustments. In the event that we in the future issues or grants any rights to purchase any of our common stock, or other security convertible into our common stock, for a per share price less than the exercise price then in effect, the exercise price of the warrant with respect to shares of our common stock will be reduced to equal such lower price and the number of shares of our common stock for which the warrant may be exercised will be increased so that the total aggregate exercise price remains constant. In the event that Biovest in the future issues or grants any rights to purchase any of Biovest’s common stock, or other security convertible into Biovest’s common stock, for a per share price less than the exercise price then in effect, the exercise price of the warrant with respect to shares of Biovest’s common stock will be reduced to equal such lower price. The foregoing adjustments to the exercise price for both our common stock and Biovest’s common stock for future stock issues will not apply to certain exempt issuances, including issuances pursuant to employee stock option plans and strategic transactions. In connection with the September 2006 Private Placement, we also issued to the placement agent for the transaction warrants to purchase an aggregate of 545,455 shares of our common stock at an exercise price of $2.75 per share. All of the warrants issued in connection with the September 2006 Debentures (including the warrants granted to the placement agent) will expire on September 29, 2011.

Prior to obtaining shareholder approval of the September 2006 Private Placement, the aggregate number of shares of our common stock issuable upon the conversion of any of the September 2006 Debentures and upon the exercise of any of the warrants was limited to 19.99% of the number of shares of our common stock outstanding on the date of the closing of the September 2006 Private Placement. However, shareholder approval of the September 2006 Private was obtained on February 28, 2007, so this limitation is no longer applicable. In addition, the total number of shares of Biovest common stock held by us that may be transferred to the investors in the September 2006 Private Placement pursuant to the September 2006 Debentures or associated warrants may not exceed 18,000,000 shares in the aggregate. Pursuant to a Pledge Agreement among us and all of the purchasers of the September 2006 Debentures, the September 2006 Debentures are also secured by these 18,000,000 shares of Biovest common stock held by the Company.

In connection with the September 2006 Private Placement, we and the purchasers of the September 2006 Debentures entered into a Registration Rights Agreement under which we are required, on or before November 1, 2006, to file a registration statement with the SEC covering the resale of the shares of our common stock issuable pursuant to the September 2006 Debentures and associated warrants and to use its best efforts to have the registration declared effective at the earliest date (but in no event later than 90 days after filing if there is no SEC review of the registration statement, or 120 days if there is an SEC review). We will be subject to certain monetary penalties, as set forth in the Registration Rights Agreement, if the registration statement is not filed or does not become effective on a timely basis. Biovest and the purchasers of the September 2006 Debentures have entered into a similar registration rights agreement under which Biovest is required to file with the SEC and seek to have declared effective a registration statement covering the resale of the shares of Biovest common stock transferable by us pursuant to the September 2006 Debentures and associated warrants.

February 2007 Private Placement

On February 27, 2007, we entered into definitive agreements relating to a private placement (the “February 2007 Private Placement”) of $24.7 million in principal amount of 8% Secured Convertible Debentures due four years from the date of issuance (the “September 2006 Debentures”). The closing of the February 2007 Private Placement took place on February 28, 2007.

The February 2007 Debentures were issued pursuant to a Securities Purchase Agreement, dated February 27, 2007, among our company and the purchasers of the February 2007 Debentures. The principal purposes of the February 2007 Private Placement were to strengthen our cash position, support ongoing clinical development programs, and continue our strategy of acquiring late-stage drug candidates. The February 2007 Private Placement resulted in gross proceeds of $20.0 million before placement agent fees and other expenses associated with the transaction.

In connection with the February 2007 Private Placement, certain holders of September 2006 Debentures also agreed to purchase February 2007 Debentures in the February 2007 Private Placement, and such holders agreed to convert an aggregate of $13.0 million in principal amount of the September 2006 Debentures over a six-month period following the closing of the February 2007 Private Placement in accordance with the terms of the September 2006 Debentures, in exchange for which we issued to such holders a February 2007 Debenture with a principal amount equal to such purchaser’s investment amount in the February 2007 Private Placement multiplied by 1.38 (resulting in an original issue discount of an aggregate of $4.7 million in principal amount).

The February 2007 Debentures were convertible at any time at the option of the holder into shares of our common stock at an initial price of $4.00 per share, subject to adjustment for stock splits, stock dividends, and the like. However, the February 2007 Debentures provide that, in the event that the volume weighted average trading price of our common stock during the ten (10) trading days immediately prior to the earlier of (i) May 14, 2007 and (ii) the date on which shareholder approval of the February 2007 Private Placement (as described below) occurs (the “Reset Date”) is less than the then-effective conversion price, then the conversion price then in effect is automatically reduced to such lower price (the “Reset Price”). The Reset Price has been calculated at $2.67 per share, and therefore the conversion price of the February 2007 Debentures was reduced to $2.67 per share as of May 14, 2007. Also, in the event that we issue or grant in the future any rights to purchase any of our common stock, or other security convertible into our common stock, for an effective per share price less than the conversion price then in effect, the conversion price of all unconverted February 2007 Debentures will be decreased to equal such lower price.

Prior to maturity, the February 2007 Debentures will bear interest at 8% per annum with interest payable quarterly in arrears in cash, or, at our option, in shares of our common stock. Our ability to pay interest with shares of our common stock will be subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of interest and certain minimum trading volumes in the stock to be issued. Shares delivered in payment of interest will be valued at 90% of the average of the daily volume weighted average price of the shares for the 20 trading days prior to the interest payment date. All overdue accrued and unpaid interest and principal will bear default interest at a rate of 18% per annum.

Beginning on March 1, 2008, and on the 1st of each month thereafter, we will be required to redeem 1/37th of the face value of the February 2007 Debentures in cash or, at our election, with shares of our common stock. Our ability to pay redemption payments with shares of our common stock will be subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares issued in payment of the redemption amount and certain minimum trading volumes in the stock to be issued. No payment in common stock made by our company may exceed 15% of the total dollar traded volume in the applicable stock for the 20 trading days prior to the redemption payment. Any of our common stock delivered in satisfaction of an amortization payment will be valued at the lesser of (i) the conversion price or the exchange price, as the case may be, in effect at the time of the amortization payment or (ii) 90% of the average of the daily volume weighted average price of the applicable shares for the 20 trading days prior to the amortization payment. Any unconverted February 2007 Debentures will become due on the fourth anniversary of the issue date of the February 2007 Debentures.

In the event that the average of the daily volume weighted average price of the shares of our common stock for any 20 consecutive trading days exceeds $10.00, we will have the right, but not the obligation, to require the holders of the February 2007 Debentures to convert into our common stock at the conversion price then in effect up to 50% of any outstanding February 2007 Debentures (or 100% of any outstanding February 2007 Debentures, in the event that the average of the daily volume weighted average price of the shares of our common stock for any 20 consecutive trading days exceeds $12 per share). Such a mandatory conversion is subject to specified conditions, including the existence of an effective registration statement covering the resale of the shares into which the February 2007 Debentures are converted and certain minimum trading volumes in the stock to be issued.

At any time beginning on the first anniversary of the effectiveness of a registration statement covering the resale of the shares of our common stock issuable upon conversion of the February 2007 Debentures, we may redeem, subject to specified conditions and upon 20 trading days’ written notice, any or all of the outstanding February 2007 Debentures for a redemption price of (i) cash of 120% of par plus accrued and unpaid interest on the February 2007 Debentures to be redeemed and (ii) warrants to subscribe for a number of shares of our common stock equal to the principal amount of the February 2007 Debentures to be redeemed, divided by the conversion price then in effect. Such warrants will have an exercise price equal to the average of the daily volume weighted average price for the shares of our common stock for the 20 trading day period immediately preceding the redemption and a term equal to the weighted average remaining term of the February 2007 Debentures.

As a part of the February 2007 Private Placement, we issued warrants to the purchasers of the February 2007 Debentures initially giving them the right to purchase up to an aggregate of 2.2 million shares of our common stock at an exercise price of $4.25 per share (the “Long Term Warrants”) and an aggregate of 3.1 million shares of our common stock at an exercise price of $4.00 per share (the “Short Term Warrants” and, together with the Long Term Warrants, the “February 2007 Warrants”). As a result of reset provisions contained in such warrants similar to the reset provisions in the February 2007 Debentures, the Long Term Warrants issued in the transaction now represent the right to purchase up to an aggregate of 3,153,167 shares of our common stock at an exercise price of $2.94 per share, and the Short Term Warrants now represent the right to purchase up to an aggregate 4,670,412 shares of our common stock at an exercise price of $2.67 per share. The February 2007 Warrants are immediately exercisable, and the exercise prices for the February 2007 Warrants are also subject to adjustment for stock splits, stock dividends, and the like. In the event that we in the future issue or grant any rights to purchase any of our common stock, or other security convertible into our common stock, for a per share price less than the exercise price then in effect, the exercise price of the February 2007 Warrants will be reduced to equal such lower price and the number of shares of our common stock for which the February 2007 Warrant may be exercised will be increased so that the total aggregate exercise price remains constant. The foregoing adjustments to the exercise price for future stock issues will not apply to certain exempt issuances, including issuances pursuant to employee stock option plans and strategic transactions. All of the Long Term Warrants will expire on the fifth (5th) anniversary of the issue date of such warrants, and all of the Short Term Warrants will expire on the earlier of (i) the 60th day following the effective date of the registration statement described below (or, if later, the date on which shareholder approval of the February 2007 Private Placement is received) and (ii) the two year anniversary of the date of the warrant. In connection with the February 2007 Private Placement, we also issued to the placement agents for the transaction warrants to purchase an aggregate of 405,918 shares of our common stock at an exercise price of $4.00 per share.

Prior to obtaining shareholder approval of the February 2007 Private Placement, the aggregate number of shares of our common stock issuable upon the conversion of any of the February 2007 Debentures and upon the exercise of any of the February 2007 Warrants is limited to 19.99% of the number of shares of our common stock outstanding on the date of the closing of the February 2007 Private Placement. However, shareholder approval of the February 2007 Private Placement was obtained on May 14, 2007, so this limitation no longer applies.

In connection with the February 2007 Private Placement, we entered into a Registration Rights Agreement with the purchasers of the February 2007 Debentures under which we are required, on or before March 29, 2007, to file a registration statement with the SEC covering the resale of the shares of our common stock issuable pursuant to the February 2007 Debentures and Warrants and to use our best efforts to have the registration declared effective at the earliest date (but in no event later than 90 days after filing if there is no SEC review of the registration statement, or 120 days if there is an SEC review). We will be subject to certain monetary penalties, as set forth in the Registration Rights Agreement, if the registration statement is not filed or does not become effective on a timely basis. The registration statement was filed by us on March 28, 2007, but it has not yet been declared effective by the SEC.

Cash Flows for the Six Months Ended March 31, 2007

For the six months ended March 31, 2007, we used $21.9 million in cash to fund our operating activities of which $6.8 million was Biovest’s use for operating activities. This consisted primarily of a net loss of $38.7 million and a net decrease in working capital of $24.7 million primarily due from changes of $0.9 million accounts payable, $0.6 million prepaid expenses, $1.5 million net inventory, $1.7 million accrued expenses, $0.4 million in net unbilled receivables. This use of cash was offset by non-cash increases of approximately $20.4 million related to a $8.8 million loss on financing transaction, $6.9 million for change in fair market value of convertible debentures, $2.0 million to the issuance of common stock warrants and finance costs, $2.2 million of stock-based compensation, $1.2 million loss on sales of assets, $8.2 million derivative gain, $1.3 million accretion of debt discount, $0.5 million in amortization of intangibles, $0.3 million of depreciation.

We had net cash flows from investing activities of $2.8 million for the six months ended March 31, 2007, primarily consisting of $2.4 million proceeds from restricted cash, $4.8 million in proceeds from the sale of assets. This was offset by payments for improvements to our Worcester laboratory facility, computer equipment, and office improvement of $0.1 million, and $4.3 million in cash used to acquire product rights and other intangibles.

We had net cash flows from financing activities of $19.4 million for the six months ended March 31, 2007. Proceeds from convertible debentures were $18.8 million. Proceeds from non-controlling interest’s capital contributions in December 2006 of $2.4 million related to the New Market Tax Credit transaction.

Our net working capital at March 31, 2007 decreased from September 30, 2006 by $24.7 million to $45.0 million, which was attributed largely to our year-to-date fiscal 2007 loss and increase in current maturities of long-term debt.

Cash Flows for the Six Months Ended March 31, 2006

For the six months ended March 31, 2006, we used $10.1 million in cash to fund our operating activities. This consisted primarily of a net loss of $14.1 million and $2.9 million derivative gain, reduced by non-cash charges of $0.4 million of depreciation, $1.2 million in amortization of intangibles, $0.9 million of stock-based compensation, and $0.8 million in accretion of debt discounts. Cash increase primarily due to the $2.9 million change in accounts payable and accrued liabilities, $0.6 million change in accounts receivable, $0.8 million conversion of deferred offering costs to equity, offset by $0.3 million payments for inventory, $0.2 million for inventory deposits, and $0.2 million return of customer deposits.

We used net cash in investing activities of $1.6 million for the six months ended March 31, 2006, primarily consisting of payments for product rights of $1.2 million, and improvements to our Worcester laboratory facility of $0.4 million.

We had net cash flows from financing activities of $9.7 million for the six months ended March 31, 2006, consisting primarily of $14.7 million in proceeds from the issuance of common stock, and funding from lines of credit of $4.2 million. We reduced debt by $7.6 million, and received proceeds from a minority interest investment in our Subsidiary of $1.7 million.

Our net working capital at March 31, 2006 increased from September 30, 2005 by $18.1 million to $22.5 million, which was attributed largely to the proceeds from our initial public offering and proceeds from the conversion of preferred stock to common stock. This was offset by a fiscal six months 2006 loss that was funded through debt and equity proceeds and refinancing of certain short-term debt to long-term.

Contractual Obligations and Off-Balance Sheet Arrangements

The following chart summarizes our contractual payment obligations as of March 31, 2007. The long- and short-term debt is reflected as liabilities on our balance sheet as of March 31, 2007. Operating leases are accrued and paid on a monthly basis.

The other contractual obligations reflected in the table include obligations to purchase product candidate materials contingent on the delivery of the materials and to fund various clinical trials contingent on the performance of services. These obligations also include long-term obligations, including milestone payments that may arise under agreements that we may terminate prior to the milestone payments being due. The table excludes contingent royalty payments that we may be obligated to pay in the future.

	Payments Due by Period
	Less than One Year	One to Two Years	Three to Five Years	After Five Years	Total
	(in thousands)
Long-term debt (a)	$27,485	$46,196	$12,922	$—	$86,603
Employment agreements	2,847	3,847	—	—	6,694
Operating lease obligations	2,019	3,506	641	—	6,166
Milestone payments	1,000	—	—	—	1,000

	$33,351	$53,549	$13,563	$—	$100,463

(a)	Includes interest on long-term debt.

The above table does not include any additional amounts that we may be required to pay under license or distribution agreements upon the achievement of scientific, regulatory, and commercial milestones that may become payable depending on the progress of scientific development and regulatory approvals, including milestones such as the submission of drug approval applications to the FDA and approval of such applications. While we cannot predict when and if such events will occur, depending on the successful achievement of such scientific, regulatory and commercial milestones, we may owe up to $3.3 million and $6.0 million in twelve months ended 2007 and 2008, respectively.

Under the Biologics Distribution Agreement that we entered into with McKesson Corporation in February 2004, as described above, we granted McKesson exclusive distribution rights to our biologics products in exchange for a $3.0 million refundable deposit. McKesson has the right to terminate this agreement at any time upon 180 days’ prior written notice, and upon such termination, we will be required to refund the $3.0 million deposit to McKesson.

Under the September 2004 Royalty Stream Purchase Agreement with Pharmaceutical Products Development (“PPD”), as described above, if PPD does not receive at least $2.5 million in royalties from SinuNase under this agreement by 2009, then PPD has the right to terminate the agreement. In the event of such a termination, we will be required to refund the $2.5 million that PPD paid to us upon the execution of the agreement in consideration of the future royalty rights granted to them under the agreement.

Under the promissory note that we issued to Biovest in connection with our June 2003 investment agreement with Biovest, a total of $15.0 million became payable to Biovest on various dates through June 2007. In August 2004, we entered into an amendment of the investment agreement under which we agreed to use reasonable efforts to make advances to Biovest under the note prior to the due date of the payments thereunder. We completed funding of our commitment under the note by September 30, 2005, and have advanced approximately $9.3 million in additional funds subsequent to that date through March 31, 2007.

During the three months ended March 31, 2007 we paid to Collegium Pharmaceutical, Inc. a $0.3 million milestone payment for the successful completion of a 3-month stability study for AllerNase, an intra-nasal steroid which we have under development.

We do not maintain any off-balance sheet financing arrangements.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts, and interest rate swaps. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rates

Some of our funds may be invested in short-term, interest-bearing, investment grade securities. The value of these securities will be subject to interest rate risk and could fall in value if interest rates rise. Due to the fact that we hold our excess funds in cash equivalents, a 1% change in interest rates would not have a significant effect on the value of our cash equivalents.

Foreign Exchange Rates

While we have operations in Germany, these operations are not significant to our overall financial results. Therefore, we do not believe fluctuations in exchange rates would have a material impact on our financial results.

ITEM 4.	CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this quarterly report (the “Evaluation Date”). Based on such evaluation, our principal financial officer and principal executive officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective and designed to ensure that the information relating to our company (including our consolidated subsidiaries) required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods.

(b) Changes in Internal Controls. There was no change in our internal control over financial reporting (as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, such controls.

Part II— OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Our Analytica International subsidiary is a party to a litigation brought against a former employee, alleging breach of covenants not to compete, breach of confidentiality agreements and misappropriation of proprietary information. This matter is pending in the Supreme Court of New York, New York County. The defendant has filed an Answer containing counterclaims against Analytica, the Company and an officer of the Company. We have filed a motion seeking to dismiss all claims naming the Company and the Company’s officer personally, and to dismiss certain claims against all defendants. We have indicated that we plan to pursue our affirmative claims in this matter vigorously and will assert all available defenses against the counterclaims, which we believe are without merit.

Except for the foregoing, we are not a party to any material legal proceedings, and management is not aware of any threatened legal proceedings that could cause a material adverse impact on its business, assets, or results of operations.

Further, from time to time the Company is subject to various legal proceedings in the normal course of business, some of which may be covered by insurance. Management believes that these proceedings will not have a material adverse effect on our business.

ITEM 1A.	RISK FACTORS

We anticipate that we and Biovest will need substantial additional funding in the future, and if we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

Developing biopharmaceutical products, conducting clinical trials, establishing manufacturing capabilities, and marketing developed products is expensive. We anticipate that we will need to raise substantial additional capital in the future in order to complete the commercialization of SinuNase following the submission of the NDA and to fund the development and commercialization of Revimmune and our specialty pharmaceutical product candidates. We have received a report from our independent registered public accounting firm on our consolidated financial statements for our fiscal years ended September 30, 2006, 2005, 2004, in which our auditors have included explanatory paragraphs indicating that our significant net losses and working capital deficiency cause substantial doubt about our ability to continue as a going concern. Based on our current operating plans, we expect, but can not be certain, that our existing capital and cash flow from operations, together with borrowing availability under our existing lines of credit, will be sufficient to fund our operations and development activities, excluding the operations and development activities of Biovest, into the fourth quarter of fiscal 2007.

We expect to finance future cash needs through public or private equity offerings, debt financings, or corporate collaboration and licensing arrangements or the sale of assets that are considered to not be critical to our development of SinuNase or Revimmune. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. We cannot be certain that additional funding will be available on acceptable terms, or at all, in which case we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or curtail some of our commercialization efforts. We may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at this time.

Our majority owned subsidiary Biovest received a report from its independent registered public accounting firm on Biovest’s consolidated financial statements for its fiscal years ended September 30, 2006 and 2005 in which its auditors have included explanatory paragraphs indicating that Biovest’s significant net losses and working capital deficiency cause substantial doubt about Biovest’s ability to continue as a going concern. As of March 31, 2007, Biovest had cash of $2.0 million, of which $1.4 million was set aside by Biovest for anticipated start-up expenses associated with its new AutovaxID facility. Under the terms of certain agreements, the Company is prohibited from providing any further loans to or investments in to Biovest. Accordingly, Biovest will need to raise substantial additional capital from sources other than the Company in the near future in order to continue the clinical trials for BiovaxID and continue its operations. Biovest is currently seeking additional financing from a number of sources, including the sale of Biovest equity or debt securities, strategic collaborations, recognized research funding programs, as well as domestic and/or foreign licensing of Biovest’s vaccine. Biovest management is currently in the process of exploring various financing alternatives, and has hired investment consultants to assist in these efforts. If our Biovest subsidiary raises funds through the issuance of equity securities, our equity interest in Biovest could be substantially diminished. In addition, if Biovest raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us. We cannot be certain that additional funding will be available to Biovest on acceptable terms, or at all.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Sales of Equity Securities

None.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On February 28, 2007, the Company held its Annual Meeting of Shareholders.

The shareholders elected Class I Director Edmund C. King to hold office until 2009, Class II Directors: Francis E. O’Donnell, Jr., M.D., John P. Dubinsky and Todd D. Thomason to hold office until 2010. Steven Arikian, M.D., Alan M. Pearce and David M. Schubert shall continue to hold office until the end of their terms.

In addition to the election of Directors and the appointment of Aidman Piser & Company to continue to act as the Company’s Independent Auditors, the shareholders approved the potential issuance of shares of the Company’s Common Stock exceeding 19.99% of the Common Stock outstanding on September 29, 2006 pursuant to the terms of: (a) certain 8% secured convertible debentures due September 10, 2010 and Common Stock purchase warrants to purchase shares of the Company’s Common Stock issued by the Company in a private placement financing in September 2006 and (b) a Common Stock purchase warrant to purchase shares of the Company’s Common Stock issued to the Company’s placement agent in connection with the financing.

Proposal No. 1 Election of Directors

	For	% Voted For	Withheld	% Voted Withheld
Edmund C. King	23,962,370	99.91%	23,075	0.09%
John P. Dubinsky	23,963,740	99.91%	21,705	0.09%
Francis E. O’Donnell, Jr.	23,957,436	99.89%	28,009	0.11%
Todd D. Thomason	23,962,540	99.91	22,905	0.09%

Proposal No. 2 Ratify Aidman, Piser & Company as Independent Registered Public Accountants

	For	Against	Abstain	BNV
Beneficial Common	7,848,329	2,950	8,948
Registered Common	16,120,217	0	5,000
Total Shares Voted	23,968,546	2,950	13,948
% of Voted	99.92%	0.01%	0.05%
% of Outstanding	74.56%	0.001%	0.04%

Proposal No. 3 Approval of Potential Issuance of Shares

	For	Against	Abstain	BNV
Beneficial Common	2,160,746	73,406	98,035	5,528,041
Registered Common	16,107,842	17,375	0
Total Shares Voted	18,268,588	90,781	98,035
% of Voted	98.97%	0.49%	0.53%
% of Outstanding	56.83%	0.28%	0.30%

ITEM 5.	OTHER INFORMATION

None

ITEM 6.	EXHIBITS

The following exhibits are filed as part of, or incorporated by reference into, this quarterly report on Form 10-Q

Number	Description of Document
10.1	Third Amendment to the License Agreement between Mayo Foundation for Medical Education and Research and the Company dated May 10, 2007

10.2	Letter of Understanding between Respirics, Inc. and the Company dated May 10, 2007

31.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of Sarbanes – Oxley Act.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes – Oxley Act.

32.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of Sarbanes – Oxley Act.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes – Oxley Act

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCENTIA BIOPHARMCEUTICALS, INC.
(Registrant)

Date: May 15, 2007	/s/ Francis E. O’Donnell, Jr.
Francis E. O’Donnell, Jr., MD
Chief Executive Officer; Chairman of the Board; Director
(Principal Executive Officer)

Date: May 15, 2007	/s/ Alan M. Pearce
Alan M. Pearce
Chief Financial Officer; Director
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 10.1

THIRD AMENDMENT

This Third Amendment (the “Third Amendment”) to the License Agreement between Accentia Biopharmaceuticals, Inc. (“ACCENTIA”) and Mayo Foundation for Medical Education and Research (“MAYO”) is made between MAYO and ACCENTIA for good and valuable consideration, including the promises and agreements made herein.

Whereas the parties entered into a License Agreement, effective February 10, 2004 (the “License Agreement”);

Whereas, the parties entered into a First Amendment to the License Agreement effective December 23, 2004 (the “First Amendment”);

Whereas, the parties entered into a Second Amendment to the License Agreement effective August 22, 2006 (the “Second Amendment”)

Whereas, the parties desire to enter into this Third Amendment to the License Agreement to clarify certain aspects of the Milestone Payments provided under Section 4.05 of the License Agreement.

1.	The parties agree that ACCENTIA fulfilled the obligation to pay a Start of Phase III Milestone Royalty under Section 4.05 (a) for the current amphotericin B product it is developing, by having paid MAYO $750,000.00 on or before March 19, 2007 and $750,000.00 on or before April 15, 2007.

2.	The parties agree that ACCENTIA will not owe a separate Start of Phase III Milestone Royalty if more than one Phase III trial is required or commenced for an amphotericin B product by ACCENTIA. The forgoing shall not alter or modify the Milestone Royalty obligation owed by ACCENTIA to Mayo with regard to Asthma or as relates to the development of any non-amphotericin B FDA Product.

3.	The Effective Date of this Third Amendment shall be April 16, 2007.

4.	Except as modified herein, the License Agreement remains in full force and effect.

The parties set their hand and seal as of this 10th day of May 2007.

Accentia Biopharmaceuticals, Inc

By:	/s/ Francis E. O’Donnell, Jr.	Its:	Chairman & CEO

Mayo Foundation for Medical Education and Research

By:	/s/ Steven P. VanNurden	Its:	Assistant Treasurer

Exhibit 10.2

Letter of Understanding between Accentia Biopharmaceuticals, Inc. and Respirics, Inc.

This memo is in regard to the Amended and Restated Distribution and Supply Agreement (“the Agreement”) effective as of August 12, 2005, pursuant to which Respirics granted to Teamm Pharmaceuticals, Inc. (“TEAMM”) now Accentia Pharmaceuticals, a wholly owned subsidiary of Accentia Biopharmaceuticals, Inc (“Accentia”), the right to distribute Respirics’ MD Turbo® product (the Product) in the United States (US), and Respirics agreed to supply such product to Teamm in exchange for certain consideration. Based upon mutual agreement and in light of the current status of the sales and distribution of the product, Respirics and Accentia believe that it is desirable to enter into this supplemental understanding in order to evaluate the future course of this relationship.

While it is Accentia’s desire to continue to market and sell the product, it is accepted that this exclusive distribution arrangement, in its present form, may not be optimal for Respirics. In recognition of this fact, Accentia hereby consents to the waiver of any of the non-disclosure provisions contained in paragraph 9.1 of the agreement and grants consent to Respirics to put forth efforts toward obtaining an alternative and/or additional distribution partner, that may result in the reduction and/or termination of any and all rights of Accentia to distribute the product in the US. In this regard, Accentia agrees to cooperate with Respirics in its efforts to find an alternative and/or additional distribution partner in the US, which Respirics deems in its sole judgment to provide more comprehensive distribution of the product.

Respirics agrees that it will provide Accentia with 60 days advance written notice of Respirics’ decision to enter into an alternative distribution or sale agreement which will result in termination or curtailment of Accentia’s rights to distribution and marketing in the United States. Accentia agrees that following such notice and the expiration of such 60 days notice period, the Amended and Restated Distribution and Supply Agreement shall terminate, or at the option of Respirics, made non-exclusive. Upon such termination and verification of the quantities of remaining inventory, Respirics shall refund all amounts paid to Respirics by Accentia for non-distributed inventory of products with remaining shelf life, currently in the DDN distribution center in Memphis, TN and those units being stored overseas in Hong Kong with a minimum of two years remaining battery shelf life and be entitled to purchase any remaining products in Accentia’s (or its affiliates) control at the amount originally paid to Respirics by Accentia for such products. Accentia agrees to cease distribution and promotion, or at the option of Respirics to enter into negotiation as to a new non-exclusive arrangement, at that time.

Respirics acknowledges that Accentia will not be bound to the minimum purchase commitments in the Agreement. In exchange, Accentia acknowledges that Respirics has no existing or future supply or delivery obligations under the Agreement except as mutually agreed and accepted by both parties in writing. Both parties agree to waive their rights to litigation regarding the Agreement.

Understood Agreed and Accepted:

Respirics, Inc.

/s/Gilbert S. Mott, Jr.
Gilbert S. Mott, Jr.
President and CEO
Date May 10, 2007

Accentia Biopharmaceuticals, Inc.

/s/ Francis E. O’Donnell, Jr.
Frank E. O’Donnell, Jr. M.D.
Chairman and CEO
Date May 10, 2007

Accentia Pharmaceuticals, Inc.

/s/Alan Pearce
Alan Pearce
CFO
Date May 10, 2007

Confidential

Exhibit 31.1

CERTIFICATION

I, Francis E. O’Donnell, Jr., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Accentia Biopharmaceuticals, Inc. for the six months ended March 31, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2007

By:	/s/ Francis E. O’Donnell, Jr.
Francis E. O’Donnell, Jr., M.D.
Chief Executive Officer; Chairman of the Board; Director

Exhibit 31.2

CERTIFICATION

I, Alan M. Pearce, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Accentia Biopharmaceuticals, Inc. for the six months ended March 31, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2007

By:	/s/ Alan M. Pearce
Alan M. Pearce
Chief Financial Officer; Director

Exhibit 32.1

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q of Accentia Biopharmaceuticals, Inc. (the “Company”) for the six months ended March 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Form 10-Q”), I, Francis E. O’Donnell, Jr., Chairman of the Board and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended: and

(2) The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 15, 2007

/s/ Francis E. O’Donnell, Jr.
Francis E. O’Donnell, Jr., M.D.
Chief Executive Officer; Chairman of the Board; Director

This certification accompanies the Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Accentia Biopharmaceuticals, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

Exhibit 32.2

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q of Accentia Biopharmaceuticals, Inc. (the “Company”) for the six months ended March 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Form 10-Q”), I, Alan M. Pearce, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended: and

(2) The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 15, 2007

/s/ Alan M. Pearce
Alan M. Pearce
Chief Financial Officer; Director

This certification accompanies the Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Accentia Biopharmaceuticals, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.

End of Filing